As filed with the United States Securities and Exchange Commission on July 26, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEVSUN RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

1172628 B.C. LTD.

a wholly owned subsidiary of

LUNDIN MINING CORPORATION

(Bidder)

Common Shares

(Title of Class of Securities)

64156L101

(CUSIP Number of Class of Securities)

Annie

Laurenson

Lundin Mining Corporation

150 King Street West

Suite 2200

Toronto, Ontario

Canada M5H 1J9

Telephone: (416) 342-5560

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 (416) 504-0520	Mark T. Bennett Cassels Brock LLP Suite 2100. Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 3C2 Tel: (416) 869-5407

July 26, 2018

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$1,105,956,957	U.S.$137,692

(1)

Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares of Nevsun Resources Ltd., other than 3,875,000 common shares owned by Lundin Mining Corporation, at a purchase price of Cdn.$4.75 per share, converted to United States dollars at an exchange rate of Cdn. $1.00 = U.S.$0.7609, which is the closing exchange rate as provided by the Bank of Canada on July 20, 2018. The number of common shares of Nevsun Resources Ltd. outstanding, assuming exercise of all options for such common shares, is estimated to be 309,871,903.

(2)	The filing fee was calculated in accordance with General Instruction II.C to Schedule 14D-1F, by multiplying the transaction value by 0.0001245.
☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular, dated July 26, 2018, and the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends

See “Notice to Shareholders in the United States” in the Offer and Circular.

Tender your Nevsun shares by November 9, 2018 @ 5:00 PM EST. Need help Tendering? Questions? Call Kingsdale Advisors at 1.866.851.3214

Take

Action

Now

Tender your shares to Lundin Mining’s All-Cash Offer For:

A significant premium: An 82% premium as of the date of Lundin’s first proposal to Nevsun	Certainty of value from your investment Immediate liquidity	Avoid risks of substantial shareholder dilution, financing, and execution

Corporate Office 150 King Street West, Suite 2200 P.O. Box 38 Toronto, ON M5H 1J9 Phone: +1 416 342 5560 Fax: +1 416 348 0303

July 26, 2018

Dear Nevsun shareholder,

On behalf of the Board of Directors of Lundin Mining Corporation (“Lundin Mining”), I want to personally invite you to consider our fully valued, all-cash offer (the “Offer”). This Offer, the benefits of which are detailed below, gives you an opportunity to realize a significant premium and immediate liquidity for your investment in Nevsun Resources Ltd. (“Nevsun”).

Lundin Mining is making its Offer to acquire all the issued and outstanding shares of Nevsun for C$4.75 cash per share directly to you because Nevsun management and Board of Directors has rejected all of the proposals we have made to them. We believe that you, as the owners of Nevsun, deserve the right to make your own decision.

The Offer price represents a significant premium of 82% to the closing price of C$2.61 per Nevsun share on the TSX as of February 6, 2018, the date of the first proposal to Nevsun. The Offer also represents a premium of 42% to the volume weighted average trading price of C$3.36 per Nevsun Share over the 20 trading days ended April 30, 2018, the date of Lundin Mining’s previously announced public proposal to Nevsun.

We believe that the choice before you is clear:

•	You can take advantage of an opportunity to realize a significant premium, immediate liquidity, and certainty of value for your investment in Nevsun; or

•	You can opt for the status quo, continued uncertainty amid an unpredictable commodities market, the very real likelihood of significant shareholder dilution in the near future, and the financing and execution risks of developing the Timok Project under Nevsun, who run only one mine of a very different nature to Timok.

BACKGROUND OF THE OFFER

Since October 2017, Lundin Mining has attempted to engage in good-faith discussions with the management and Board of Directors of Nevsun about acquiring Nevsun’s interest in the Timok Project. Each of our proposals was rejected by Nevsun despite our attempts to address the concerns raised by Nevsun’s management and Board.

Given the continuing lack of cooperation and following multiple attempts to address Nevsun’s concerns regarding partnership characteristics, bid structure and price, it became apparent to Lundin Mining that Nevsun’s management and board of directors would not likely agree to a transaction.

We also listened to Nevsun shareholders who have indicated to us they want a choice. Consequently, we felt we had to present our all-cash premium Offer directly to you – the owners of Nevsun.

REASONS TO ACCEPT THE OFFER

•

Our Offer represents a significant premium. The Offer represents a significant premium of 82% to the closing price of C$2.61 per Nevsun share on the TSX as of February 6, 2018, the date of the first proposal to Nevsun related to Lundin’s interest. The Offer also represents a significant premium of 33% to the closing price of C$3.58 per Nevsun share as of April 30, 2018, the date of the Lundin’s previously announced prior proposal to Nevsun.

•	Our Offer represents full value. The Offer takes into account and reflects the most recent results of Nevsun including latest disclosures on the Timok Upper Zone, Timok Lower Zone, and the Bisha mine.

•	Our all-cash Offer is fully financed. The Offer is not subject to a financing condition. Lundin intends to fund the Offer from cash on hand and our undrawn revolver, using our uniquely strong balance sheet.

•	Our all-cash Offer provides shareholders with immediate liquidity and certainty of value. The Offer provides shareholders with an opportunity to realize cash proceeds and certainty of value for their entire investment now.

THE STATUS QUO LEAVES SHAREHOLDERS WITH CONSIDERABLE RISK

•	Risk of downward impact on Nevsun share price if Offer not accepted: The Offer represents a significant premium to the market price of the Nevsun shares prior to Lundin’s first offer to Nevsun and before the public announcement of Lundin’s prior proposal to acquire Nevsun. If the Offer is not successful and no competing transaction is made, Lundin believes it is highly likely the trading price of Nevsun shares will decline to significantly lower levels.

•	Risk of Substantial Shareholder Dilution if Offer Not Accepted. The Timok Project is a large-scale project that is the first one of its kind for decades in Serbia. In Lundin Mining’s view, Timok will require at least US$700 million of pre-operational expenditures before first production, if the project is to be advanced in an optimal manner.

While Nevsun has not formalized any plans yet to fund significant upfront and ongoing Timok costs, and the reinvestment plans needed to keep the Bisha mine open, it is very likely that Nevsun will require multiple phases of financing in the form of equity, stream/royalty and/or debt in markets which carry financing risks and likely significant dilution to Shareholders – all against a background of execution risk for such a large and complex asset.

THE TIME TO ACT IS NOW: TENDER YOUR SHARES TODAY

Consider the benefits and take action now to tender your shares to the Offer. Our offer expires on November 9th, 2018 at 5:00 p.m. (Toronto time). If you have any questions or require assistance, please contact Kingsdale Advisors, our Depositary and Information Agent, by telephone at 1-866-851-3214 toll-free (1-416-867-2272 for collect calls) or by e-mail at contactus@kingsdaleadvisors.com. We hope you will accept our significant premium Offer.

Sincerely,

“Paul Conibear”

Paul Conibear

President and CEO

Lundin Mining

TSX: LUN | Nasdaq Stockholm: LUMI | www.lundinmining.com

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any Person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of ten days to allow for further deposits of securities.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your broker, investment dealer, bank manager, accountant, lawyer or other professional advisor.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Offer and this document do not constitute an offer or a solicitation to any Person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

July 26, 2018

1172628 B.C. LTD.

a wholly owned subsidiary of

LUNDIN MINING CORPORATION

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares of

NEVSUN RESOURCES LTD.

C$4.75 PER NEVSUN SHARE

1172628 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Lundin Mining Corporation (“Lundin Mining”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Nevsun (the “Shareholder Rights Plan”) described in Section 16 of the Circular, including Nevsun Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time of the Offer upon the exercise, conversion or exchange of options, warrants, debentures or other securities of Nevsun that are exercisable for, convertible into or exchangeable for Nevsun Shares, other than the SRP Rights (“Convertible Securities”) at a price of C$4.75 in cash per Nevsun Share.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on November 9, 2018 (the “Expiry Time”), unless the Offer is accelerated, extended or withdrawn by the Offeror.

The Depositary and Information Agent for the Offer is:

Kingsdale Advisors

130 King Street West, Suite 2950

Toronto, ON M5X 1E2

North American Toll Free: 1-866-851-3214

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

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The Nevsun Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NSU” and on the NYSE MKT under the symbol “NSU”.

The Offer represents a significant premium of 82% to the closing price of C$2.61 per Nevsun Share on the TSX as of February 6, 2018, the date of Lundin Mining’s first proposal to Nevsun. The Offer also represents a significant premium of 33% to the closing price of C$3.58 per Nevsun Share as of April 30, 2018, the date of Lundin Mining’s previously announced public proposal to Nevsun and a 42% premium to the volume weighted average trading price of C$3.36 per Nevsun Share on the TSX over the 20 trading days ended April 30, 2018.

A Shareholder depositing Nevsun Shares will be deemed to have deposited all SRP Rights associated with such Nevsun Shares. No additional payment will be made for the SRP Rights, and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights. See Section 1 of the Offer, “The Offer”.

The Offer is subject to the conditions in Section 4 of the Offer, “Conditions of the Offer”. The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at the Expiry Time or such earlier or later time during which Nevsun Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer, and not withdrawn, that number of Nevsun Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Nevsun Shares (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror, Lundin Mining or any Person acting jointly or in concert with the Offeror) (the “Statutory Minimum Condition”), which is a non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Nevsun Shares, together with the associated SRP Rights, representing at least 66 2⁄3% of the outstanding Nevsun Shares (calculated on a fully diluted basis), excluding Nevsun Shares held by the Offeror; (iii) certain government and regulatory approvals having been obtained and/or waiting periods having expired that the Offeror considers necessary or desirable in connection with the Offer; and (iv) there not having occurred, prior to the Expiry Date, a Material Adverse Effect (as defined in the Offer and Circular) with respect to Nevsun.

Subject to Laws (as such term is defined in the Circular), the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Nevsun Shares deposited under the Offer if any condition of the Offer is not satisfied or waived at or prior to the Expiry Time. Subject to the terms and conditions of the Offer, the Offeror will take up and pay for the Nevsun Shares deposited under the Offer as soon as practicable after the Expiry Time, if not previously withdrawn.

Shareholders should be aware that, during the period of the Offer, the Offeror and its affiliates may, directly or indirectly, bid for and make purchases of Nevsun Shares or other securities of Nevsun as permitted by Law. See Section 8 of the Offer, “Market Purchases”.

Registered Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal, and deposit it, together with the certificate(s) or Direct Registration System statement(s) (“DRS Statements”) representing their Nevsun Shares in accordance with the rules and instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Nevsun Shares set out in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery.

Persons whose Nevsun Shares are held in an account with a broker, investment dealer, bank, trust company or other Intermediary should contact their representative if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

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No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary and Information Agent.

Shareholders will not be obligated to pay any fee or commission if they accept the Offer by transmitting their Nevsun Shares directly to Kingsdale Advisors (the “Information Agent” and the “Depositary”) at the address shown below and on the last page of this document. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

Any questions and requests for assistance or additional copies of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to the Information Agent and Depositary at the telephone number and address set out below. You may also contact your broker, investment dealer, commercial bank, trust company or other Intermediary for assistance.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Nevsun Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to Laws, exercise, convert or exchange the Convertible Securities in order to obtain certificate(s) or DRS Statement(s) representing Nevsun Shares and deposit those Nevsun Shares under the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holders of such Convertible Securities will have Nevsun Share certificate(s) or DRS Statement(s) representing the Nevsun Shares issuable upon such exercise, conversion or exchange in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

FORWARD LOOKING STATEMENTS

The Offer and Circular, including the letter to Shareholders, Section 4 of the Circular, “Reasons to Accept the Offer”, Section 5 of the Circular, “Purpose of the Offer”, Section 6 of the Circular, “Effect of the Offer”, Section 7 of the Circular, “Source of Funds”, Section 12 of the Circular, “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure”, Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”, and Section 21 of the Circular, “Expenses of the Offer”, and certain of the other statements made and information contained herein is “forward-looking information” or “forward-looking statements” within the meaning of Applicable Securities Laws. Words such as “anticipate”, “assumption”, “continue”, “contingent”, “endeavour”, “estimate”, “expect”, “exploration”, “feasibility”, “flexibility”, “forecast”, “focus”, “foresee”, “future”, “guidance”, “initiative”, “intend”, “likely”, “model”, “objective”, “opportunity”, “option”, “outlook”, “phase”, “plan”, “potential”, “predict”, “preliminary”, “project”, “probable”, “proposed”, “prospect”, “risk”, “seek”, “strategy”, “study”, “target” or “uncertainty”, or similar terminology or statements that certain actions, events or results “could”, “may”, “might”, “should”, “would”, or “will” be taken, occur, or be achieved, or the negatives or variations of any of the foregoing terms or expressions, are intended to identify such forward-looking information.

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Forward-looking statements include, but are not limited to, statements regarding the prospects of the industry and Lundin Mining’s prospects, plans, future financial and operating performance and business strategy, expectations as to the anticipated timing, mechanics, completion and settlement of the Offer, information concerning Lundin Mining’s and the Offeror’s plans for Nevsun in the event the Offer is successful, the satisfaction or waiver of the conditions to consummate the Offer, the ability of the Offeror to complete the transactions contemplated by the Offer, the benefits of the Offer, the results and effects of the Offer, reasons to accept the Offer, the purpose of the Offer, the likelihood that the price of the Nevsun Shares will decline to significantly lower levels if the Offer is not successful, expectations regarding the process for obtaining regulatory approvals, the tax treatment of Shareholders, intentions to delist the Nevsun Shares and to cause Nevsun to cease to be a reporting issuer if permitted under Law if the Offeror determines it to be appropriate, and the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Forward-looking information is based on current expectations, estimates, forecasts and projections as well as beliefs and assumptions made by the Offeror and Lundin Mining. Forward-looking information is based on various factors and assumptions including, without limitation, the expectations and beliefs of management that the Offeror will be successful in acquiring 100% of the issued and outstanding Nevsun Shares, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived, the price of metals, anticipated costs and the ability to achieve goals. Many of these assumptions are based on factors and events that are not within the control of the Offeror or Lundin Mining and there is no assurance they will prove to be correct. Although the Offeror and Lundin Mining believe that the expectations reflected in the forward-looking information and forward-looking statements contained herein are reasonable, such information and statements, by their nature, involve risks and uncertainties and are not guarantees of future performance.

Forward-looking information and forward-looking statements are subject to a variety of known and unknown risks and uncertainties, and ultimately, actual events or results may differ materially from those reflected in the forward-looking information and forward-looking statements. Risks and uncertainties that may impact forward-looking information and forward-looking statements include, without limitation, the ultimate outcome of any possible transaction between the Offeror, Lundin Mining and Nevsun, including the possibility that Nevsun will not accept a transaction or enter into discussions regarding a possible transaction, actions taken by Nevsun or by securityholders of Nevsun in respect of the Offer, that the conditions of the Offer may not be satisfied or waived by the Offeror at the expiry of the Offer period, the ability of the Offeror to acquire 100% of the Nevsun Shares through the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Offer transaction or any subsequent transaction, competitive responses to the announcement or completion of the Offer, difficulties related to the integration of Nevsun’s businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the Offer, including with respect to transfer taxes, litigation relating to the Offer, the inability to retain key personnel, any changes in general economic and/or industry-specific conditions, industry risk, risks inherent in the running of the business of Lundin Mining and its affiliates, geopolitical risk, including but not limited to legislative or regulatory changes, Nevsun’s structure and its tax treatment, competition in the mining industry, obtaining necessary approvals, including but not limited to rights of first refusal, interest rates, dependence on skilled staff, labour or community opposition to the transaction and/or other disruptions, government opposition, changes in capital or securities markets and that there are no inaccuracies or material omissions in Nevsun’s publicly available information, and that Nevsun has not disclosed events which may have occurred or which may affect the significance or accuracy of such information, as well as other risks and uncertainties, including but not limited to those described in the “Risk and Uncertainties” section of Lundin Mining’s annual information form for the year ended December 31, 2017 and the “Managing Risks” section of Lundin Mining’s annual management’s discussion and analysis available under Lundin Mining’s SEDAR profile at www.sedar.com.

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Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Offeror has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, forecast or intended. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Accordingly, there can be no assurance that forward-looking information will prove to be accurate, and so readers are advised not to place undue reliance on forward-looking information. The forward-looking information contained herein speaks only as of the date of the Offer and Circular. Neither the Offeror nor Lundin Mining undertake to update such forward-looking information unless required under Laws. Any forward-looking statements of facts related to Nevsun discussed or disclosed herein are derived from Nevsun’s publicly filed documents or record.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a foreign issuer. The Offer is subject to Canadian disclosure requirements and Shareholders should be aware that these disclosure requirements are different from those of the United States.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Nevsun, the Offeror and Lundin Mining are located in a foreign country, and that some or all of their officers and directors are residents of a foreign country. In addition, it may be difficult for Shareholders in the United States to enforce their rights and any claims they may have arising under United States federal and state securities laws since each of the Offeror and Nevsun is a corporation existing under the laws of British Columbia, Canada and Lundin Mining is a corporation existing under the federal laws of Canada; some or all of the officers and directors of each of the Offeror, Lundin Mining and Nevsun reside outside the United States; and all or a substantial portion of the assets of the Offeror, Lundin Mining and Nevsun are located outside the United States. Shareholders may not be able to sue the Offeror, Lundin Mining, Nevsun or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgement of a United States court.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates may, directly or indirectly, bid for or make purchases of Nevsun Shares, or other securities of Nevsun, in each case, as permitted by applicable Law or regulations.

Nevsun shareholders in the United States should be aware that the disposition of Nevsun Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”.

v

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INFORMATION CONCERNING NEVSUN

The information concerning Nevsun contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with the Securities Regulatory Authorities in Canada and other public sources at the time of the Offer. Nevsun has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Nevsun contained herein. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Nevsun taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by Nevsun to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such Persons. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding Nevsun or whether there has been any failure by Nevsun to disclose events or facts that may have occurred or may affect the significance or accuracy of such information. Except as otherwise indicated, all references to the number of Nevsun Shares and Convertible Securities outstanding in this document are references to estimates of such figures based solely on Nevsun’s public disclosure.

The Information Agent and Depositary for the Offer is:

Kingsdale Advisors

130 King Street West, Suite 2950

Toronto, ON M5X 1E2

North American Toll Free: 1-866-851-3214

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions that you, as a shareholder of Nevsun, may have and the Offeror’s and Lundin Mining’s answers to those questions. The information contained in these questions and answers is a summary only and is not meant to be a substitute for the more detailed description and information contained elsewhere in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders are urged to read the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Terms defined in the Glossary and not otherwise defined in these questions and answers have the respective meanings given to them in the Glossary, unless the context otherwise requires. Cross-references have been included in these questions and answers to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below.

The information concerning Nevsun contained in this Q&A has been taken from or is based upon publicly available documents and records on file with the Securities Regulatory Authorities in Canada and other public sources at the time of the Offer. Nevsun has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Nevsun contained herein. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Nevsun taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by Nevsun to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such Persons. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding Nevsun or whether there has been any failure by Nevsun to disclose events or facts that may have occurred or may affect the significance or accuracy of such information.

WHAT IS THE OFFER?

The Offeror is offering, subject to the terms and conditions set forth in the Offer, Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, C$4.75 in cash for each Nevsun Share.

A Shareholder depositing his Nevsun Shares will be deemed to have deposited all the associated rights issued under the Shareholder Rights Plan of Nevsun dated June 8, 2011. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The Offer represents a significant premium of 82% to the closing price of C$2.61 per Nevsun Share on the TSX as of February 6, 2018, the date of Lundin Mining’s first proposal to Nevsun. The Offer also represents a significant premium of 33% to the closing price of C$3.58 per Nevsun Share as of April 30, 2018, the date of Lundin Mining’s previously announced public proposal to Nevsun and a 42% premium to the volume weighted average trading price of C$3.36 per Nevsun Share on the TSX over the 20 trading days ended April 30, 2018.

See Section 1 of the Offer, “The Offer”.

WHO IS OFFERING TO PURCHASE MY NEVSUN SHARES?

The Offeror, meaning 1172628 B.C. Ltd., a wholly-owned subsidiary of Lundin Mining, is making the Offer, and was incorporated for the sole purpose of making the Offer. The Offeror is a corporation organized under the Laws of British Columbia. The Offeror’s registered office is located at Suite 2200 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Lundin Mining is a diversified Canadian base metals mining company with operations in Chile, the United States of America, Portugal, and Sweden, primarily producing copper, nickel and zinc. In addition, Lundin Mining holds an indirect 24% equity stake in the Freeport Cobalt Oy business, which includes a cobalt refinery located in Kokkola, Finland.

See “The Offeror” in Section 1 of the Circular.

WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?

The Offeror is offering to purchase all the outstanding Nevsun Shares (including any Nevsun Shares to be issued upon exercise, exchange or conversion of the Convertible Securities), together with the associated SRP Rights, meaning those rights issued under the Shareholder Rights Plan of Nevsun dated June 8, 2011. Based on publicly available information, as of April 25, 2018, there were 302,321,670 Nevsun Shares outstanding and 309,871,903 Nevsun Shares on a fully-diluted basis. The Offer includes Nevsun Shares that may become outstanding after the date of this Offer, but before the expiration of the Offer, upon exercise, conversion or exchange of any Convertible Securities. The Offer is not being made for any Convertible Securities or other rights to acquire Nevsun Shares.

Based solely on the above information, the Offeror understands that, assuming the exercise of all Convertible Securities, 309,871,903 Nevsun Shares would be subject to the Offer.

See “The Offer” in Section 1 of the Offer.

WHY ARE YOU MAKING THIS OFFER?

Following attempts to constructively engage Nevsun since early February 2018, after having made a series of proposals, Lundin Mining believes that the best course of action now is to make an all cash offer directly to Shareholders. The Offer represents the clearest path forward for Lundin Mining to acquire the Timok Project and for Shareholders to realize on the value of their investment without dilution and financing risk.

The Offeror is making the Offer because it wants to acquire control of, and ultimately the entire equity interest in, Nevsun. If the Offeror completes the Offer but does not then own 100% of the Nevsun Shares, the Offeror currently intends to acquire any Nevsun Shares not deposited to the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

See “Reasons to Accept the Offer” in Section 4 of the Circular, “Purpose of the Offer” in Section 5 of the Circular, and “Acquisition of Nevsun Shares Not Deposited Pursuant to the Offer” in Section 14 of the Circular.

DO YOU HAVE THE CASH RESOURCES TO PAY FOR THE SHARES?

Yes. As of June 30, 2018, Lundin Mining had US$1.51 billion of cash on its balance sheet. Lundin Mining intends to fund the Offeror and the Offer with existing resources, including cash on its balance sheet and its undrawn US$350 million revolving credit facility.

The Offer is not subject to any financing condition.

See “Source of Funds” in Section 7 of the Circular.

IS THE OFFEROR’S OR LUNDIN MINING’S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY SHARES?

No. The Offeror and Lundin Mining believe that neither the Offeror’s nor Lundin Mining’s financial condition is material to a Shareholder’s decision whether to deposit Nevsun Shares under the Offer because: (a) cash is the only consideration that will be paid to Shareholders in connection with the Offer; (b) the Offeror is offering to purchase all of the outstanding Nevsun Shares in the Offer; and (c) the Offeror or its affiliates will fund this cash consideration from existing resources, including cash on Lundin Mining’s balance sheet and Lundin Mining’s undrawn US$350 million revolving credit facility.

WHY ACCEPT THE OFFER?

The Offeror and Lundin Mining believe that the Offer is compelling, and represents a superior alternative to continuing on the course set by the current Nevsun Board and management of Nevsun, for the following reasons:

(a)

Compelling Premium. The Offer represents a significant premium of 82% to the closing price of C$2.61 per Nevsun Share on the TSX as of February 6, 2018, the date of Lundin Mining’s first proposal to Nevsun. The Offer also represents a significant premium of 33% to the closing price of C$3.58 per Nevsun Share as of April 30, 2018, the date of Lundin Mining’s previously announced prior proposal to Nevsun and a 42% premium to the volume weighted average trading price of C$3.36 per Nevsun Share on the TSX over the 20 trading days ended April 30, 2018.

(b)

Liquidity and Certainty of Value. The Offer provides a compelling liquidity event and an opportunity for Shareholders to realize cash proceeds and certainty of value for their entire investment. The Offer removes the risks associated with developing the Timok Project and the dilution that will be necessary to fund Timok’s financing requirements.

(c)

Fully Financed Cash Offer. The Offer is not subject to a financing condition. As of June 30, 2018, Lundin Mining had US$1.51 billion of cash on its balance sheet. The Offeror intends to fund the Offer from existing resources, including Lundin Mining’s cash on hand and Lundin Mining’s undrawn US$350 million revolving credit facility.

(d)

Potential for Downward Impact to Nevsun Share Price if Offer Not Accepted. The Offer represents a significant premium to the market price of the Nevsun Shares prior to Lundin Mining’s first proposal to Nevsun and prior to the public announcement of Lundin Mining’s prior proposal to acquire Nevsun. If the Offer is not successful and no competing transaction is entered into, Lundin Mining believes it is likely the trading price of Nevsun Shares will decline to significantly lower levels.

(e)

Risk of Substantial Shareholder Dilution if Offer Not Accepted. The Timok Project is a large-scale project that, in Lundin Mining’s view, will require at least US$700 million of pre-operational expenditures before first production cash flow, if the project is advanced in an optimal manner. While Nevsun has not disclosed any plans yet to fund these upfront costs, it is very likely that Nevsun will require financing in the form of equity, stream/royalty and/or debt in markets which are volatile and challenging currently, thus significantly diluting its Shareholders. Lundin Mining is well capitalized and generates significant operating cash flow to assist in funding the construction of Timok, and Lundin Mining has demonstrated its ability to access low cost capital, if necessary, to raise additional capital to fund significant development projects with minimal or no equity dilution to its shareholders.

(f)

Risk of Limiting Value of Bisha to its Stakeholders. Given Nevsun’s significant cash needs to advance the Timok Project, it is highly probable that the majority of available cash flow from Bisha operations will be used to fund Timok. If this occurs, Bisha operations could be starved for cash, inhibiting important investments such as highly prospective local exploration, additional sustaining capital, stripping for pit mine life extension and underground mining development. Without these investments, significant value will most likely be lost to Bisha’s stakeholders.

(g)

Project Execution and Development Risk. Lundin Mining believes it would be in the best interest of Shareholders to realize the value inherent in Timok and other Nevsun assets in the form of an immediate premium instead of remaining subject to the development, permitting and other risks to be undertaken by a less experienced Nevsun.

See “Reasons to Accept the Offer” in Section 4 of the Circular.

WHAT DOES THE NEVSUN BOARD THINK OF THE OFFER?

Under Canadian securities Laws, a directors’ circular must be prepared and sent to Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include either: (i) a recommendation to accept or reject the Offer, and the reasons for the board of directors’ recommendation, a statement that the board of directors is unable to make or is not making a recommendation, (ii) if no recommendation is made, the reasons for not making a recommendation; or (iii) a statement that the board of directors is considering the bid and advising holders not to deposit under the bid until they receive further information from the board, provided that the board of directors must communicate to security holders a recommendation to accept or reject the Offer or the decision that it is unable to make, or is not making, a recommendation, together with the reasons for the recommendation or decision, at least seven days before the scheduled expiry of the initial deposit period.

See “Background to the Offer” in Section 3 of the Circular.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on November 9, 2018 or such earlier or later time during which Nevsun Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter, including:

1.

Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Nevsun Shares that would represent more than 50% of the total number of outstanding Nevsun Shares (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror, Lundin Mining or any Person acting jointly or in concert with the Offeror). This condition cannot be waived by the Offeror.

2.

Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Nevsun Shares that would represent at least 66 2/3% of the total number of outstanding Nevsun Shares on a fully diluted basis. This condition can be waived by the Offeror.

3.	Certain government and regulatory approvals having been obtained and/or waiting periods expired that the Offeror considers necessary or desirable in connection with the Offer.

4.	There not having occurred, prior to the Expiry Date, a Material Adverse Effect with respect to Nevsun.

The Offer is subject to certain other conditions in addition to those listed above. A more detailed discussion of the conditions to the consummation of the Offer can be found in “Conditions to the Offer” in Section 4 of the Offer. The Offer is not subject to any financing condition.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

You have until the Expiry Time, meaning 5:00 p.m. (Toronto time), on November 9, 2018, to tender to the Offer, unless the Offer is extended or withdrawn. In accordance with Law, if not withdrawn, the Offeror will extend the Offer for an additional period of 10 days following the Expiry Date and may extend the Offer for one or more additional periods.

See “Time for Acceptance” in Section 2 of the Offer.

CAN YOU EXTEND THE OFFER?

Yes. The Offeror may elect, in its sole discretion, to extend the Offer from time to time prior to the Expiry Date or prior to the expiry of any extension thereof.

In accordance with Law, if the Offeror is obligated to take up the Nevsun Shares deposited at the initial Expiry Date, it will extend the period during which Nevsun Shares may be deposited under the Offer for a 10-day Mandatory Extension Period following the Expiry Date and may extend the deposit period after such 10-day Mandatory Extension Period for one or more Optional Extension Periods. If the Offeror extends the Offer, it will notify the Depositary and publicly announce such extension or acceleration and, if required by Law, mail you a copy of the notice of variation.

See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

HOW DO I ACCEPT THE OFFER AND TENDER MY NEVSUN SHARES?

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal, and deposit it, together with certificate(s) or DRS Statement(s) representing their Nevsun Shares at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are contained in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery. Shareholders whose Nevsun Shares are held in an account with a broker, investment dealer, bank, trust company or other Intermediary should contact their representative if they wish to accept the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Nevsun Shares directly to the Depositary. However, a broker or other Intermediary through whom you own your Nevsun Shares may charge a fee to deposit Nevsun Shares on your behalf. You should consult your broker or other Intermediary to determine whether any charges will apply.

Shareholders are invited to contact the Depositary for further information regarding how to accept the Offer.

See “Manner of Acceptance” in Section 3 of the Offer.

IF I ACCEPT THE OFFER, WHEN WILL I RECEIVE THE OFFER CONSIDERATION?

If the conditions of the Offer are satisfied or waived, and if the Offeror consummates the Offer and takes up your Nevsun Shares, the consideration for the Nevsun Shares you tendered will be delivered to the Depositary as representative for you as a registered Shareholder or your nominee as soon as practicable and in any event no later than three Business Days after the Nevsun Shares are taken up.

In accordance with Law, if the Offeror is obligated to take up such Nevsun Shares, the Offeror will extend the period during which Nevsun Shares may be deposited under the Offer for the 10-day Mandatory Extension Period following the initial Expiry Date and may extend the deposit period for Optional Extension Periods. The Offeror will immediately take up and promptly pay for Nevsun Shares deposited under the Offer during the 10-day Mandatory Extension Period and any Optional Extension Period.

See “Take Up and Payment for Deposited Nevsun Shares” in Section 6 of the Offer.

CAN I WITHDRAW MY PREVIOUSLY TENDERED NEVSUN SHARES?

Yes. You may withdraw Nevsun Shares previously tendered by you at any time (i) before Nevsun Shares deposited under the Offer are taken up by the Offeror, (ii) if your Nevsun Shares have not been paid for by the Offeror within three Business Days after having been taken up by the Offeror, and (iii) in certain other circumstances.

See “Withdrawal of Deposited Nevsun Shares” in Section 7 of the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED NEVSUN SHARES?

To withdraw Nevsun Shares that have been tendered, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Nevsun Shares. Alternatively, if Nevsun Shares have been deposited pursuant to the procedures for book-entry transfer, as set out under Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS, to be credited with the withdrawn Nevsun Shares and otherwise comply with the procedures of CDS.

See “Withdrawal of Deposited Nevsun Shares” in Section 7 of the Offer.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY NEVSUN SHARES?

If the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Nevsun Shares validly deposited under the Offer, the Offeror intends to acquire any Nevsun Shares not deposited under the Offer: (i) by Compulsory Acquisition, if at least 90% of the outstanding Nevsun Shares are validly tendered under the Offer and not withdrawn; or (ii) by a Subsequent Acquisition Transaction on the same terms as such Nevsun Shares were acquired under the Offer, if a Compulsory Acquisition is not available or if the Offeror decides not to proceed with a Compulsory Acquisition.

See “Purpose of the Offer” in Section 5 of the Circular and “Acquisition of Nevsun Shares Not Deposited under the Offer” in Section 14 of the Circular.

FOLLOWING THE OFFER, WILL NEVSUN CONTINUE AS A PUBLIC COMPANY?

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction is successful, among other things:

(a)	the Offeror will own all of the equity interests in Nevsun and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership; and

(b)	Nevsun will no longer be publicly traded and Nevsun will no longer file periodic reports (including, without limitation, financial information) with any Securities Regulatory Authorities.

The purchase of Nevsun Shares by the Offeror pursuant to the Offer will reduce the number of Nevsun Shares that might otherwise trade publicly as well as the number of holders of Nevsun Shares and, depending on the number of Shareholders depositing and the number of Nevsun Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining Nevsun Shares held by the public.

The rules and regulations of the TSX and the NYSE MKT establish certain criteria which, if not met, could lead to the delisting of the Nevsun Shares from such exchanges. Among such criteria are the number of holders of Nevsun Shares, the number of Nevsun Shares publicly held and the aggregate market value of the Nevsun Shares publicly held. If a sufficient number of Nevsun Shares are purchased under the Offer, the Nevsun Shares may fail to meet the criteria for continued listing on the TSX and the NYSE MKT and, in that event, the Nevsun Shares may be delisted from the TSX and the NYSE MKT after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

See “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure” in Section 12 of the Circular.

WILL I HAVE THE RIGHT TO HAVE MY NEVSUN SHARES APPRAISED?

The completion of either a Compulsory Acquisition or a Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Nevsun Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Nevsun Shares.

See “Acquisition of Nevsun Shares Not Deposited Under the Offer” in Section 14 of the Circular.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

Registered Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Nevsun Shares directly to the Depositary. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

See “Depositary” in Section 20 of the Circular.

WHAT IS THE MARKET VALUE OF MY NEVSUN SHARES AS OF A RECENT DATE?

On July 25, 2018, the closing price of the Nevsun Shares on the TSX was C$4.76.

The Offer represents a significant premium of 82% to the closing price of C$2.61 per Nevsun Share on the TSX as of February 6, 2018, the date of Lundin Mining’s first proposal to Nevsun. The Offer also represents a significant premium of 33% to the closing price of C$3.58 per Nevsun Share as of April 30, 2018, the date of Lundin Mining’s previously announced public proposal to Nevsun and a 42% premium to the volume weighted average trading price of C$3.36 per Nevsun Share on the TSX over the 20 trading days ended April 30, 2018.

The current value of your Nevsun Shares includes the premium that Lundin Mining is offering as a result of its continued interest in Nevsun since February 2018. We urge you to obtain a recent quote for the Nevsun Shares before deciding whether to tender your Nevsun Shares.

See “Certain Information Concerning Nevsun and the Nevsun Shares – Price Range and Trading Volumes of the Shares” in Section 11 of the Circular.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

A Resident Holder (as defined in Section 17 of the Circular) who disposes of Nevsun Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received under the Offer, net of any reasonable costs of disposition, exceeds (or is exceeded by) the aggregate adjusted cost base to the Resident Holder of those Nevsun Shares immediately before the disposition.

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Nevsun Shares pursuant to the Offer, unless the Nevsun Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is a very brief summary of certain principal Canadian federal income tax considerations and is qualified in its entirety by Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of the Nevsun Shares under the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

HOW WILL U.S. HOLDERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

A U.S. Holder (as defined in Section 18 of the Circular) will recognize capital gain or loss on the disposition of Nevsun Shares pursuant to the Offer equal to the difference between the amount of cash received (determined in U.S. dollars as described below) and such U.S. Holder’s adjusted tax basis in such Nevsun Shares. Such gain or loss generally will be long-term capital gain or loss if the Nevsun Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.

The foregoing is a very brief summary of certain principal United States federal income tax considerations and is qualified in its entirety by Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of the Nevsun Shares under the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

WHOM CAN I CALL WITH QUESTIONS?

You can call or email the Information Agent and Depositary if you have questions or requests for additional copies of the Offer and Circular.

Kingsdale Advisors

130 King Street West, Suite 2950

Toronto, ON M5X 1E2

North American Toll Free: 1-866-851-3214

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

THE OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer have the respective meanings given to them in the accompanying Glossary

TO: THE SHAREHOLDERS OF NEVSUN RESOURCES LTD.	July 26, 2018

1.	The Offer

The Offer is made by 1172628 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Lundin Mining Corporation (“Lundin Mining”).

The Offeror hereby offers to purchase, on and subject to the terms and conditions set forth in the Offer, Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, all of the issued and outstanding Nevsun Shares, together with the associated SRP Rights, including Nevsun Shares that may become issued and outstanding after the date of the Offer, but prior to the Expiry Time, upon the exercise, conversion or exchange of Convertible Securities, at a price of C$4.75 in cash per Nevsun Share.

The Offer is made only for Nevsun Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to Laws, exercise, convert or exchange the Convertible Securities in order to obtain certificate(s) or DRS Statement(s) representing Nevsun Shares and deposit those Nevsun Shares under the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holders of such Convertible Securities will have Nevsun Share certificate(s) or DRS Statement(s) representing the Nevsun Shares issuable upon such exercise, conversion or exchange in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Shareholders who have deposited Nevsun Shares will be deemed to have deposited the SRP Rights associated with such Nevsun Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The obligation of the Offeror to take up and pay for Nevsun Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Shareholders who do not deposit their Nevsun Shares under the Offer will not be entitled to any appraisal rights. However, any such holders who dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction will have certain rights to seek a judicial determination of the fair value of their Nevsun Shares. See Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”.

Registered Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary should immediately contact that Intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun

Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other Intermediaries promptly if they wish to tender.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

Based on publicly available information, as of April 25, 2018 there were 302,321,670 Nevsun Shares outstanding and 309,871,903 Nevsun Shares on a fully-diluted basis.

Based solely on the above information, the Offeror understands that, assuming the exercise of all Convertible Securities, 309,871,903 Nevsun Shares would be subject to the Offer.

2.	Time for Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at the Expiry Time, meaning 5:00 p.m. (Toronto time) on November 9, 2018, or such earlier or later time or times and date or dates which may be established by the Offeror in accordance with Section 5 of the Offer, “Variation or Change of the Offer”, unless withdrawn by the Offeror.

The Offeror will not amend the Offer to cause the Expiry Time to occur earlier than 35 days following the date of the Offer. If the Statutory Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up the Nevsun Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Nevsun Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement, being the Mandatory Extension Period. See Section 5 of the Offer, “Variation or Change of the Offer”.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on BLUE paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	certificate(s) or DRS Statement(s) representing the Nevsun Shares and Rights Certificate(s), if applicable, in respect of which the Offer is being accepted;

(b)

a properly completed and duly executed Letter of Transmittal, in the form accompanying the Offer, in accordance with the rules and instructions set out in such Letter of Transmittal, with signature guarantee(s), if required; and

(c)	any other relevant documents required by the rules and instructions set out in the Letter of Transmittal.

The signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution) if it is signed by a Person other than the registered owner(s) of the Nevsun Shares being deposited, or if the Nevsun Shares not purchased are to be returned to a Person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Nevsun, or if payment is to be issued in the name of a Person other than the registered owner(s) of the Nevsun Shares being deposited. If a Letter of Transmittal is executed by a Person other than the registered holder of the Nevsun Shares represented by the certificate(s) or DRS Statement(s) deposited therewith, then the certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Nevsun Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “– Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “– Acceptance by Book-Entry Transfer”.

Book-Entry Transfer

The Offeror understands that CDS and DTC will be issuing instructions to their participants as to the method of depositing such Nevsun Shares under the terms of the Offer. Shareholders wishing to accept the Offer whose Nevsun Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other Intermediary for assistance in depositing their Nevsun Shares.

Beneficial Shareholders who hold their shares through a bank, brokerage firm, or other nominee may accept the Offer by following the procedures for a book-entry transfer established by their Intermediary through CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Nevsun Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Nevsun Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of Nevsun Shares under the Offer.

Beneficial Shareholders who, through their Intermediary and respective CDS participant, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

Beneficial Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Nevsun Shares by their Intermediary into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Nevsun Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and duly executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Nevsun Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant or Intermediary and that the Offeror may enforce such agreement against such participant.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Nevsun Shares pursuant to the Offer and: (i) the certificate(s) or DRS Statement(s) representing such Nevsun Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s), DRS Statement(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Nevsun Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery (printed on YELLOW paper) in the form accompanying this Offer and Circular, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario as specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)

the certificate(s) or DRS Statement(s) representing all Deposited Nevsun Shares in proper form for transfer and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed by Nevsun to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required in accordance with the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Nevsun Shares and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Date; and

(d)

in the case of SRP Rights, where the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, with signature(s) guaranteed, if required, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited SRP Rights and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or couriered or mailed to the Depositary at the applicable address specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) or DRS Statement(s) (and, if applicable, the Rights Certificate(s)) representing the Nevsun Shares and all other required documents to an address other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Notices of Guaranteed Delivery submitted through CDSX will be received and accepted once the Nevsun Shares are available and within two trading days after expiry.

SRP Rights

Unless waived by the Offeror, holders of Nevsun Shares are required to deposit one SRP Right for each Nevsun Share in order to effect a valid deposit of such Nevsun Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of Nevsun Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by Nevsun to Shareholders prior to the time that the holder’s Nevsun Shares are deposited pursuant to the Offer, in order for the Nevsun Shares to be validly deposited, Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation, to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Nevsun Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described above. In any case, a deposit of Nevsun Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited pursuant to the Offer or, if available, a Book-Entry Confirmation, to the Depositary at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive, prior to taking-up the Nevsun Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights or, if available, a Book-Entry Confirmation at least equal in number to the Nevsun Shares deposited by such holder.

General

The method of delivery of certificates or DRS Statements representing Nevsun Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Person depositing such documents. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

The acceptance of the Offer pursuant to the procedures set forth above will constitute a binding agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

The Offeror will, in its sole discretion, be entitled to determine finally all questions relating to acceptances of the Offer and to the withdrawal of Nevsun Shares deposited thereunder, including, without limitation, the validity, form, eligibility, timely receipt, acceptance and effect of any deposit of Nevsun Shares and/or withdrawal of Nevsun Shares and the propriety of the completion and execution of any Letter of Transmittal or Notice of Guaranteed Delivery. By accepting the Offer, Depositing Shareholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Nevsun Shares or by any particular Shareholder. None of the Offeror, the Depositary or any other Person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Shareholders whose Nevsun Shares are registered in the name of an Intermediary and who wish to accept the Offer should contact their Intermediary for assistance in depositing the Nevsun Shares under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Nevsun Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Nevsun Shares covered by the Letter of Transmittal or book-entry transfer (the “Deposited Nevsun Shares”) and in and to all rights and benefits arising from such Deposited Nevsun Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests including SRP Rights which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Nevsun Shares or any of them on and after the date of the Offer, including without limitation any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”).

Power of Attorney

The execution of the Letter of Transmittal or Notice of Guaranteed Delivery (or, in the case of Nevsun Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Nevsun Shares, each director and officer of the Offeror and any other Person designated by the Offeror in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Nevsun Shares (which Deposited Nevsun Shares upon being taken up are, together with any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution and re-substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	register or record the transfer and/or cancellation of such Purchased Securities on the appropriate registers maintained by or on behalf of Nevsun;

(b)

whether or not such shares are registered in the Offeror’s name, vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any and all of such Purchased Securities, revoke any such instrument, authorization or consent previously given, or designate in any such instrument, authorization, requisition, resolution, consent or direction, any Person or Persons as the proxy of such Shareholder or proxy nominee or nominees of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Nevsun;

(c)

execute, endorse and negotiate for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, a holder of such Purchased Securities and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of such Shareholder in respect of such Distributions for all purposes;

(d)	exercise any rights of a holder of Purchased Securities with respect to such Purchased Securities; and

(e)

execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities to the Offeror, all as specified in the Letter of Transmittal or Notice of Guaranteed Delivery.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Nevsun Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Nevsun Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Nevsun Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited Nevsun Shares”.

A Shareholder who executes a Letter of Transmittal agrees, effective on and after the date the Offeror takes up and pays for Purchased Securities, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Nevsun Shares or holders of Distributions and not to exercise any or all of the other rights or privileges attached to the Purchased Securities and agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities. A Shareholder who executes a Letter of Transmittal also agrees to designate in such instruments of proxy the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

Further Assurances

A Shareholder who executes a Letter of Transmittal agrees in the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Depositing Shareholders’ Representations and Warranties

All Shareholders depositing Nevsun Shares pursuant to the Offer must have full power and authority to deposit, sell, assign and transfer the Nevsun Shares to the Offeror. Shareholders depositing Nevsun Shares pursuant to the Offer must have good title to their Nevsun Shares free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons.

The acceptance of the Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (i) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Nevsun Shares and Distributions being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Nevsun Shares and Distributions (or interests therein) to any other Person; (ii) such Shareholder depositing the Deposited Nevsun Shares (and any Distributions), or on whose behalf such Nevsun Shares (and any Distributions) are being deposited, has good title to and is the beneficial owner of the Nevsun Shares (and any Distributions) being deposited within the meaning of Applicable Securities Laws; (iii) the deposit of such Deposited Nevsun Shares (and any Distributions) complies with Applicable Securities Laws; and (iv) when such Deposited Nevsun Shares are taken up and paid for by the Offeror, the Offeror will acquire good title to the Nevsun Shares (and any Distributions) free and clear of all security interests, liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Variation or Change of the Offer”, the Offeror will not take up, purchase or pay for, any Nevsun Shares unless, at the Expiry Time, or such earlier or later time during which Nevsun Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter, there shall have been validly deposited under the Offer and not withdrawn that number of Nevsun Shares, together with the associated SRP Rights, that constitutes more than 50% of the outstanding Nevsun Shares, excluding any Nevsun Shares beneficially owned, or over which control or direction is exercised, by the Offeror, Lundin Mining or by any Person acting jointly or in concert with the Offeror (the “Statutory Minimum Condition”). In the event that the Statutory Minimum Condition is not satisfied, the Offeror will have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The foregoing Statutory Minimum Condition cannot be waived by the Offeror.

In addition, notwithstanding any other provision of the Offer and subject to Law, the Offeror shall have the right to withdraw the Offer and not take up or pay for any Nevsun Shares deposited under the Offer, unless all of the following additional conditions are satisfied or waived by the Offeror at or prior to the Expiry Time or such earlier or later time during which Nevsun Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn that number of Nevsun Shares that constitutes at least 66 2⁄3% of the outstanding Nevsun Shares, together with the associated SRP Rights, on a fully diluted basis (the “Minimum Tender Condition”);

(b)

the Offeror shall have determined, in its sole judgment, that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror, either before or upon the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction and: (i) the Nevsun Board shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Nevsun Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued, and no notice of appeal or appeal shall have been filed, that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Nevsun Shares upon the exercise of the SRP Rights in relation to the purchase of Nevsun Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect; (iii) a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise be or have been held to be unexercisable or unenforceable in relation to the Nevsun Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(c)

all government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, authorizations, permits, consents, authorizations, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions from any Governmental Entity (including, among others, those provided for under any foreign investment review, competition or antitrust laws and those required by any stock exchanges or other securities, competition or regulatory authorities) that, in the Offeror’s sole judgment, are necessary or desirable to: (i) complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and (ii) prevent or avoid the occurrence of a Material Adverse Effect as a result of the completion of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offer in its sole judgment;

(d)

all third party consents or waivers of third party rights that are, in the Offeror’s sole judgment, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained on terms satisfactory to the Offeror in its sole judgment;

(e)

the Offeror shall have determined, in its sole judgment, that (i) no inquiry, act, action, suit, demand, proceeding, objection or opposition shall have been commenced, taken, threatened or be pending before or by any Governmental Entity or by any governmental official or private Person (including, without limitation, any individual, company, firm, group or other entity), whether or not having the force of Law; and (ii) no Law regulation, policy, judgment, decision, order, ruling or directive shall exist or have been proposed, enacted, entered, promulgated, amended or applied, whether or not having the force of Law, in either case:

(i)

which may challenge, prevent, prohibit or make uncertain the ability of, or make it inadvisable for, the Offeror to proceed with, make or maintain the Offer or to take up and pay for Nevsun Shares deposited under the Offer or to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(ii)

seeking to cease trade, enjoin, prohibit, make illegal, delay, restrict or impose material limitations or conditions on or make materially more costly (including by way of a temporary restraining order, preliminary or permanent injunction, decree, judgment, order or otherwise): (A) the acquisition by, or sale to, the Offeror of any Nevsun Shares; (B) the take-up or acquisition of Nevsun Shares by the Offeror; (C) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Nevsun Shares; (D) the ownership or operation or effective control of any material portion of the assets of Nevsun by the Offeror or its subsidiaries or to compel the Offeror or its subsidiaries to dispose of or hold separate any material portion of the assets of Nevsun; or (E) the ability of the Offeror to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)

seeking to obtain from the Offeror or any of its affiliates or subsidiaries or Nevsun or any of its affiliates or subsidiaries any damages, fees, levies, taxes, withholding for taxes or penalties directly or indirectly in connection with the Offer or seeking to impose limitations on the conduct of business by Nevsun or its affiliates or subsidiaries, or seeking any other remedy that, in the reasonable judgment of the Offeror, would materially reduce the value of Nevsun or the Nevsun Shares;

(iv)

which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Nevsun or the Offeror or any of its affiliates; or

(v)

seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Nevsun or any of its subsidiaries or to compel the Offeror to dispose of or hold separate any material portion of the business or assets of Nevsun or any of its subsidiaries.

(f)

the Offeror shall not have become aware of any material adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever other than those specifically and publicly disclosed by Nevsun prior to July 16, 2018, being the date of Lundin Mining’s announcement of its intention to make the Offer, in respect of any of Nevsun’s properties or assets, including any mineral rights or concessions;

(g)

the Offeror shall have determined in its sole judgment that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened: (i) any material property, right, franchise, concession, permit, lease or licence of Nevsun or of any of its affiliates or subsidiaries has been or may be materially impaired or otherwise materially adversely affected or threatened to be materially impaired or materially adversely affected, whether as a result of the making of the Offer, taking up and paying for Nevsun Shares deposited pursuant to the Offer, the completion of a Compulsory Acquisition, Subsequent Acquisition Transaction or otherwise; or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Nevsun or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might materially reduce the expected economic value to the Offeror of the acquisition of

Nevsun or make it inadvisable for the Offeror to proceed with the Offer and/or taking up and paying for Deposited Nevsun Shares pursuant to the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Offeror taking up and paying for Nevsun Shares pursuant to the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(h)

the Offeror shall have determined, in its sole judgment, that none of Nevsun, any of its affiliates, subsidiaries or any third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event which might materially reduce the expected economic value to the Offeror of the acquisition of Nevsun, or might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Nevsun Shares deposited under the Offer and/or complete any Compulsory Acquisition or Subsequent Acquisition Transaction or materially reduce the expected economic value of the assets of Nevsun including, without limiting the generality of the foregoing:

(i)	any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Nevsun or any of its affiliates or subsidiaries;

(ii)	altering or proposing to alter any material term of any outstanding security;

(iii)

any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Nevsun Shares or other securities of Nevsun or any of its subsidiaries;

(iv)

any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out, offtake agreement, streaming agreement or otherwise dealing with any of the assets of Nevsun or any of its affiliates;

(v)	any amendment to their respective notice of articles, articles or by-laws;

(vi)

any default, termination, acceleration or other event under any material instrument or agreement to which Nevsun or any of its subsidiaries is a party to or by which any of their respective properties or assets are bound which could have a Material Adverse Effect, whether such event shall have occurred or may occur as a result of the Offeror making the Offer, taking up and paying for the Nevsun Shares under the Offer, or on the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, for any reason;

(vii)	the making of or committing to make any capital expenditure by Nevsun or any of its affiliates or subsidiaries (other than in the ordinary course of business consistent with past practice);

(viii)

except as may be required by Law, the adoption, establishment or entering into of any new, or material amendment to any existing, employment, change in control, severance, compensation, benefit or similar agreement, arrangement or plan with or for one or more of Nevsun’s employees, consultants or directors (other than the entering into of employment agreements with new employees after July 16, 2018 who are not directors, officers or family members of directors or officers, if made in the ordinary course of business consistent with past practice), the making of grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of Nevsun (other than the making of any grants or awards to the extent required to be made pursuant to any agreement in effect prior to July 16, 2018) or making any payment or otherwise altering the terms of any outstanding awards (including, without limitation, Convertible Securities) to provide for a payment or other entitlement that represents a material increase from that disclosed in Nevsun’s public filings or a material deviation from the past practice of Nevsun;

(ix)

the waiving, releasing, granting, transferring or amending of any rights of material value under: (A) any existing material contract in respect of any material joint ventures or material properties or projects; or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document;

(x)

paying, discharging or satisfying any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in Nevsun’s consolidated financial statements as of and for the year ended December 31, 2017 or incurred in the ordinary course of business consistent with past practice;

(xi)

issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or project finance or the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other Person or material steps in furtherance of the foregoing;

(xii)	any declaration, payment, authorization of any Distribution, dividend, other distribution or payment of or on any of its securities;

(xiii)

issuing, selling or authorizing any additional Nevsun Shares, shares of any other class or series in the capital of Nevsun or any of its subsidiaries, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for, any shares in Nevsun’s or any of its subsidiaries’ share capital (except for issuances upon the exercise of stock options to acquire Nevsun Shares required by Law to be settled in Nevsun Shares issued and outstanding as of the date of the Offer under Nevsun’s existing publicly disclosed stock option, incentive and other compensatory plans for directors, officers and employees of Nevsun, in accordance with the terms of such stock options and plans as publicly disclosed prior to the date of the Offer);

(xiv)

any reorganization of Nevsun or its affiliates or subsidiaries or joint ventures, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Nevsun or any of its affiliates or subsidiaries or any capital expenditure by Nevsun or any of its affiliates or subsidiaries;

(xv)	any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Nevsun, or any agreement to engage in any of the foregoing; or

(xvi)

any action or inaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to the Offeror and its successors and assigns in respect of the nondepreciable capital properties owned by Nevsun and its subsidiaries.

(i)

the Offeror shall have determined in its sole judgment that there shall have been no change, effect, event, circumstance, occurrence or state of facts, pending or threatened that has or may have a Material Adverse Effect and that the Offer (and any Compulsory Acquisition or Subsequent Acquisition Transaction), if consummated, shall not trigger a Material Adverse Effect;

(j)

the Offeror shall have determined, in its sole judgment, that: no covenant, term or condition (individually or in the aggregate) exists in any material license, permit, franchise, instrument or agreement to which Nevsun or any of its subsidiaries is a party or to which it or any of its assets are subject (including without limitation, in respect of Convertible Securities, the Stock Option Plan or any other incentive or similar plan of Nevsun) which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, might: (i) be impaired or otherwise materially adversely affected, or cause any obligation to vest or accelerate or become due prior to its stated due date (in each case, either immediately, or after notice or passage of time or both) that might materially reduce the value to it of Nevsun or the Nevsun Shares or might have a Material Adverse Effect; (ii) result in any material liability or obligation of the Offeror, Nevsun or any of their respective affiliates or subsidiaries; (iii) result in any breach or default under or cause the suspension or termination of, or give rise to any right of any party to suspend or terminate, any such license, permit, franchise, instrument or agreement or any material right or benefit thereunder of Nevsun; (iv) limit any material right or benefit of Nevsun under, or reduce the value, in any material respect, of any such license, permit, franchise, instrument or agreement; or (v) adversely impact or could adversely impact the ability of the Offeror to acquire, redeem or defease any Convertible Securities that have not been converted into, exchanged for or otherwise become Nevsun Shares at the Expiry Time or, to complete the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(k)

the Offeror shall have determined in its sole judgment that there shall not have occurred, developed or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX, the NYSE MKT or in any national securities exchange; (ii) any extraordinary or material adverse change in the financial, banking or capital markets in Canada or the United States; (iii) a material change in currency exchange rates or a suspension of, or limitation on, the markets therefor; (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, the United States or any other jurisdiction in which Nevsun or any of its affiliates or subsidiaries operate their business; (v) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that might affect the extension of credit by banks or other lending institutions in Canada, the United States, or any other jurisdiction in which Nevsun or any of its affiliates or subsidiaries operate their business; (vi) any natural disaster, commencement of war or armed hostilities, other acts of sabotage, military action or police action or other national or international calamity or crisis involving Canada, the United States or any other jurisdiction in which Nevsun or any of its affiliates or subsidiaries operate their business or any attack on, or outbreak or act of terror in or involving any such jurisdiction; or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(l)

neither the Offeror nor any of its affiliates shall have entered into a definitive agreement or an agreement in principle with Nevsun providing for a plan of arrangement, amalgamation, merger, acquisition of assets or other business combination with Nevsun or for the acquisition of securities of Nevsun or for the commencement of a new offer for the Nevsun Shares, pursuant to which the Offeror has determined that the Offer will be terminated; and

(m)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Nevsun with any Securities Regulatory Authority, including, but not limited to, any technical report, feasibility study, pre-feasibility study, economic assessment or in each case any executive summary thereof, prospectus, registration statement, annual information form, financial statement, material change report, management proxy circular, press release or any other document so filed by Nevsun, and Nevsun shall have disclosed all material changes in relation to Nevsun in a non-confidential material change report filed with any Securities Regulatory Authority; and

(n)

none of Nevsun, its subsidiaries or any of their respective directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) shall have violated, or be the subject of any allegation or investigation with respect to the violation of, the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other Laws prohibiting corruption, bribery or money laundering applicable to Nevsun, its subsidiaries or any of their respective directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity).

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions). In all cases, when exercising its sole judgment, the Offeror intends to act reasonably. The Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right; the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding for all purposes.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice, or other communication confirmed in writing, by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, promptly after giving any such notice, shall issue and file a press release announcing such waiver or withdrawal, and shall cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders, in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Nevsun Shares deposited under the Offer, and the

Depositary will promptly return all documents tendered to the Depositary under the Offer including certificates or DRS Statements representing Deposited Nevsun Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 10 of the Offer, “Return of Nevsun Shares”.

Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding for purposes of the Offer.

5.	Variation or Change of the Offer

The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension or variation in the Offeror’s sole discretion or as set out below, unless the Offer is withdrawn by the Offeror. In addition, if the Offeror takes up any Nevsun Shares deposited under the Offer at the Expiry Time, the Offer will be extended and remain open for the deposit of Nevsun Shares for not less than 10 days from the date on which Nevsun Shares are first taken up.

Subject to the limitations set out below, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by Law), to vary the Offer (including, without limitation, by extending the Expiry Time or, where permitted by Law, abridging the period during which Nevsun Shares may be deposited under the Offer where permitted by Law).

Under Law, the Offeror is required to allow Nevsun Shares to be deposited under the Offer for an initial deposit period of at least 105 days. The initial deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if Nevsun issues a deposit period news release in respect of either the Offer or another offeror’s take-over bid that is less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if Nevsun issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, the Offeror intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with Law.

Accordingly, it is open to the Nevsun Board to agree to an initial deposit period of not less than 35 days. Should the Nevsun Board agree to do so at some point prior to the current Expiry Date, on terms to which the Offeror is prepared to agree, the Offeror intends to vary the terms of the Offer by abridging the initial deposit period to the shortest possible period that is practicable in the circumstances and is consistent with Law.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied (other than a variation in the terms of the Offer consisting solely of the waiver of a condition in the Offer and any extension of the Offer, other than an extension in respect of the 10-day Mandatory Extension Period, resulting from the waiver), including any reduction of the period during which securities may be deposited under the Offer pursuant to Law, or any extension of the period during which securities may be deposited under the Offer pursuant to Law, and whether or not that variation results from the exercise of any right contained in the Offer, the Offeror will promptly (a) issue and file a news release to the extent and in the manner required by Law, and (b) send a notice of variation in the manner set out in Section 9 of the Offer, “Notices and Delivery”, to every Person to whom the Offer is required to be sent under Law and whose Nevsun Shares were not taken up before the date of the variation. If there is a notice of variation, the period during which Nevsun Shares may be deposited under the Offer must not expire before 10 days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of variation, and the Offeror must not take up Nevsun Shares deposited under the Offer before 10 days after the date of the notice of variation. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by Law as soon as practicable thereafter to Nevsun, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada. If the variation consists solely of a waiver of a condition, the Offeror will promptly issue and file a news release announcing the waiver.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to whom the Offer is being made to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will promptly (a) issue and file a news release of such change to the extent and in the manner required by Law, and (b) send a notice of the change in the manner set out in Section 9 of the Offer, “Notices and Delivery”, to every Person to whom the Offer was required to be sent and whose Nevsun Shares were not taken up before the date of the change. If the Offeror is required to send a notice of change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of change, and the Offeror must not take up Nevsun Shares deposited under the Offer before 10 days after the date of the notice of change. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by Law as soon as practicable thereafter to Nevsun, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada.

During any extension or in the event of any variation of the Offer or change in information, all Nevsun Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof. An extension of the Expiry Time of the Offer, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

Notwithstanding the foregoing, but subject to Law, the Offeror may not make a variation in the terms of the Offer, other than a variation to extend the time during which Nevsun Shares may be deposited under the Offer or a variation to increase the consideration for the Nevsun Shares, after the Offeror becomes obligated to take up Nevsun Shares deposited under the Offer. If the consideration being offered for the Nevsun Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Nevsun Shares are taken up under the Offer, whether or not such Nevsun Shares were taken up before the increase.

6.	Take Up and Payment for Deposited Nevsun Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will immediately take up the Nevsun Shares validly deposited under the Offer and not withdrawn. The Offeror will pay for the Nevsun Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Nevsun Shares.

In accordance with Law, if the Offeror is obligated to take up such Nevsun Shares, the Offeror will extend the period during which Nevsun Shares may be deposited under the Offer for an additional period of at least 10 days following the expiry of the initial deposit period (the “Mandatory Extension Period”) and may extend the deposit period after expiration of the 10-day Mandatory Extension Period (“Optional Extension

Periods”). The Offeror will take up and pay for Nevsun Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period not later than 10 days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Nevsun Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to that effect, to the Depositary at its principal office in Toronto, Ontario, Canada.

Subject to Law, the Offeror expressly reserves the right in its sole discretion to, on, or after the Expiry Time, terminate or withdraw the Offer and not take up or pay for any Nevsun Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or, where such condition may be waived, is not waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario, Canada. The Offeror will not, however, take up and pay for any Nevsun Shares deposited under the Offer unless it simultaneously takes up and pays for all Nevsun Shares then validly deposited under the Offer and not withdrawn.

The Offeror will pay for Nevsun Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by wire transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.

The Depositary will act as the agent of Persons who have deposited Nevsun Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Persons depositing Nevsun Shares.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price for Nevsun Shares purchased by the Offeror to Persons depositing Nevsun Shares, regardless of any delay in making such payment.

Settlement with each Shareholder who has deposited (and not withdrawn) Nevsun Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of C$25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds in the amount to which the Person depositing Nevsun Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Nevsun Shares so deposited. Unless the Person depositing the Nevsun Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Nevsun. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Registered Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary to accept the Offer. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

7.	Withdrawal of Deposited Nevsun Shares

Except as otherwise provided in this Section 7 or as otherwise required by Law, all deposits of Nevsun Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Law, any Nevsun Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder: (a) at any time before the Nevsun Shares have been taken up by the Offeror; or (b) if the Nevsun Shares have not been paid for by the Offeror within three Business Days after having been taken up by the Offeror.

In addition, if:

(a)

there is a variation of the terms of the Offer before the Expiry Time (including any abridgment or extension of the period during which Nevsun Shares may be deposited thereunder or the modification of a term or condition of an Offer, but excluding a variation consisting solely of an increase in the consideration for the Nevsun Shares where the Expiry Time is extended for a period not greater than 10 days after the date of the notice of variation);

(b)

there is a variation of the terms of the Offer after the Expiry Time, excluding (i) a variation consisting of either an increase in the consideration for the Nevsun Shares or an extension of the Offer for a period not greater than 10 days from the date of the notice of variation, or (ii) a variation in the terms of the Offer consisting solely of the waiver of one or more conditions of the Offer; or

(c)

a notice of change in respect of the information contained in the Offer and the accompanying Circular or if any subsequent notice of change or variation is delivered to Persons whose Nevsun Shares were not taken up at the date of the occurrence of the change;

then any Deposited Nevsun Shares not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at any time before the expiration of 10 days from the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated.

Withdrawals of Nevsun Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Nevsun Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (i) must be made by a method that provides the Depositary with a written or printed copy, (ii) must be signed by or on behalf of the Person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Nevsun Shares which are to be withdrawn, and (iii) must specify such Person’s name, the number of Nevsun Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Nevsun Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Nevsun Shares deposited for the account of an Eligible Institution.

If Nevsun Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Nevsun Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Nevsun Shares or is unable to take up or pay for Nevsun Shares for any reason, then, without prejudice to the Offeror’s other rights, Nevsun Shares deposited under the Offer may be retained by the

Depositary on behalf of the Offeror and such Nevsun Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to Law.

Withdrawals cannot be rescinded and any Nevsun Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There is no duty or obligation of the Offeror, the Depositary or any other Person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 19 of the Circular, “Statutory Rights”.

8.	Market Purchases

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Nevsun Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with Laws. In no event, however, will the Offeror (or its affiliates) make any such purchases of Nevsun Shares until the third Business Day following the date of the Offer, and the Offeror shall comply with the following requirements under Section 2.2(3) of NI 62-104, and comply with any other Laws (including the U.S. Exchange Act and the rules promulgated thereunder), in the event it decides to make any such purchases:

(a)	such intention shall be stated in a news release issued and filed at least one Business Day prior to making such purchases;

(b)	the aggregate number of Nevsun Shares beneficially acquired shall not exceed 5% of the outstanding Nevsun Shares as of the date of the Offer, calculated in accordance with Laws;

(c)	the purchases shall be made in the normal course through the facilities of the TSX;

(d)

the Offeror shall issue and file a news release containing the information required under Laws immediately after the close of business of the TSX on each day on which Nevsun Shares have been purchased; and

(e)

the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Nevsun Shares shall be made by the Offeror or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of NI 62-104 will not be counted in any determination as to whether the Statutory Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell Nevsun Shares taken-up and paid for under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Nevsun Shares after the Expiry Time, subject to Laws and to compliance with Section 2.7(2) of NI 62-104. For the purposes of this Section 8, the “Offeror” includes any Person acting jointly or in concert with the Offeror.

9.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by Law, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the Shareholders at their respective addresses as shown on the registers maintained by or on behalf of Nevsun in respect of the Nevsun Shares and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by Law, in the event of any interruption of or delay in mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail service following mailing or if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if a summary of the material provisions thereof is (i) given to the TSX for dissemination through its facilities, (ii) published once in the National Edition of The Globe and Mail or the National Post, and in Québec, in Le Devoir, in French, or (iii) given to the MarketWired or Canada Newswire Service for dissemination through their respective facilities.

The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Convertible Securities) by first class mail, postage prepaid, or made in such other manner as is permitted by Law and the Offeror will use its reasonable efforts to furnish such documents to investment dealers, banks and similar Persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Nevsun in respect of the Nevsun Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Nevsun Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a nonregistered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with Law from the Intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to the office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the office at the address indicated on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.	Return of Nevsun Shares

Any Deposited Nevsun Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal of the Offer, by either (i) sending certificates or DRS Statements representing the Nevsun Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of

Nevsun, or (ii) in the case of Nevsun Shares deposited by book-entry transfer of such Nevsun Shares pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”, such Nevsun Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

11.	Changes in Capitalization, Dividends, Distributions and Liens

If on or after the date of this Offer Nevsun should divide, reclassify, consolidate, convert, split, combine or otherwise change any of the Nevsun Shares or its capitalization or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such division, reclassification, consolidation, conversion, split, combination or other change. See Section 5 of the Offer, “Variation or Change of the Offer”.

Nevsun Shares and any Distributions acquired by the Offeror pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including but not limited to SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Nevsun Shares, whether or not separated from the Nevsun Shares.

If, on or after the date of the Offer, Nevsun should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Nevsun Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its Intermediary or transferee on the securities register maintained by or on behalf of Nevsun in respect of Nevsun Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (i) in the case of any such cash dividends, distributions or payments that in an aggregate amount do not exceed the purchase price per Nevsun Share payable, the purchase price per Nevsun Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividends, distributions or payments that in an aggregate amount exceeds the purchase price per Nevsun Share payable by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Nevsun Share payable by the Offeror under the Offer), the amount of any excess will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. The Offeror will be entitled to deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”.

12.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) or DRS Statement(s) for Nevsun Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take Up and Payment for Deposited Nevsun Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Depositary’s Toronto, Ontario, Canada office.

13.	Other Terms of the Offer

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Nevsun Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of Persons depositing Nevsun Shares to receive prompt payment for Nevsun Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of an Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

No broker, investment dealer or other Person (including the Depositary) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Nevsun Shares.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the rules and instructions contained therein, as applicable, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

Dated July 26, 2018

1172628 B.C. LTD

By:	(signed) “Marie Inkster”
	Name:	Marie Inkster
	Title:	Chief Executive Officer

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated July 26, 2018 by the Offeror to purchase all of the issued and outstanding Nevsun Shares, together with the associated SRP Rights, including Nevsun Shares that may become outstanding after the date of the Offer but prior to the Expiry Time upon the exercise, conversion or exchange of Convertible Securities. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms defined in the Offer and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offer and the Glossary unless the context otherwise requires.

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought, being the Nevsun Shares, (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror, Lundin Mining or any Person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the Applicable Securities Laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with Applicable Securities Laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

The information concerning Nevsun contained in this Circular has been taken from or is based upon publicly available documents and records on file with the Securities Regulatory Authorities in Canada and other public sources at the time of the Offer. Nevsun has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Nevsun contained herein. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Nevsun taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by Nevsun to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such Persons. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding Nevsun or whether there has been any failure by Nevsun to disclose events or facts that may have occurred or may affect the significance or accuracy of such information. Except as otherwise indicated, all references to the number of Nevsun Shares and Convertible Securities outstanding as at July 25, 2018, in this document are references to estimates of such figures based solely on Nevsun’s public disclosure.

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

1.	The Offeror

The Offeror was incorporated under the Business Corporations Act (British Columbia) (as amended from time to time, the “BCBCA”) on July 19, 2018 for the sole purpose of making the Offer, and is a wholly owned subsidiary of Lundin Mining. The Offeror’s registered office is located at Suite 2200 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Lundin Mining is a diversified Canadian base metals mining company with operations in Chile, the United States of America, Portugal, and Sweden, primarily producing copper, nickel and zinc. In addition, Lundin Mining holds an indirect 24% equity stake in the Freeport Cobalt Oy business, which includes a cobalt refinery located in Kokkola, Finland.

2.	Nevsun Resources Ltd.

Nevsun was incorporated under the BCBCA on July 19, 1965 under the name of “Hogan Mines Ltd.” Since then, it has undergone four name changes, the last of which occurred on December 19, 1991 when it adopted its current name: “Nevsun Resources Ltd.” Nevsun’s two principal properties are the Timok Project in Serbia which hosts the copper-gold Cukaru Peki deposit on the Brestovac-Metovnica Exploration Permit and the Bisha Property in Eritrea which hosts the copper-zinc-gold Bisha deposit and includes potential satellite VMS deposits at Harena, Northwest, Hambok and Asheli.

Nevsun’s head office is located at 1750 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 and its registered and records office is located at 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3.

Nevsun is a reporting issuer in and subject to the information and reporting requirements of the Applicable Securities Laws of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and the rules of the TSX and the NYSE MKT. In accordance therewith, Nevsun is required to file reports, financial statements and other information with Canadian securities regulators and with the TSX relating to its business, financial condition and other matters.

3.	Background to the Offer

For several years, Lundin Mining has been interested in acquiring an interest in the Timok copper project (the “Timok Project”). In March 2016, Lundin Mining announced that it had entered into a purchase agreement with an affiliate of Freeport-McMoRan Inc. (“Freeport”) to acquire 100% of Freeport’s stake in the Upper Zone of the Cukaru Peki deposit, comprising a portion of the Timok Project and 28% of Freeport’s interest in the Lower Zone of the deposit. The purchase agreement was subject to a right of first offer held by an affiliate of Reservoir Minerals Inc. (“Reservoir”). Reservoir subsequently exercised its right of first offer, financed by the acquisition of Reservoir by Nevsun.

Following Nevsun’s acquisition of Reservoir, Lundin Mining continued to be interested in acquiring an interest in the Timok Project but was not then interested in acquiring certain of Nevsun’s other assets. Accordingly, Lundin Mining has from time to time engaged in discussions with other parties regarding a joint acquisition of Nevsun in which Lundin Mining would acquire Nevsun’s interests in the Timok Project.

On October 31, 2017, Mr. Paul Conibear, the President and Chief Executive Officer of Lundin Mining, met with Mr. Peter Kukielski, the President and Chief Executive Officer of Nevsun, to discuss a potential business transaction in which Lundin would acquire Nevsun’s interests in the Timok Project. At that time, Lundin was pursuing the initiative with a third party who was interested in acquiring the African assets of Nevsun. Nevsun responded that if Lundin Mining and the third party were to make an offer, it would have to have a compelling premium to the current trading price of Nevsun. Lundin Mining and Nevsun agreed to keep in touch and meet once Lundin Mining had progressed its views on valuation, taking into account information contained in Nevsun’s Preliminary Economic Assessment, which was scheduled to be issued in December. On December 6, 2017, Nevsun announced the filing of the Technical Report for the Timok Upper Zone Preliminary Economic Assessment.

On December 18, 2017, Mr. William Rand, Lead Director of Lundin Mining, and Mr. Conibear met with Mr. Kukielski to discuss a potential joint proposal by Lundin Mining and a third party to acquire Nevsun. An update was provided by Lundin Mining on its intention to submit a joint acquisition proposal with the third party in January 2018. Lundin Mining substantially completed its value work and a formal acquisition proposal with the third party throughout January, however the third party advised Lundin Mining on or about February 1, 2018 that it no longer was in a position to submit the joint proposal.

On February 7, 2018, Lundin Mining submitted a proposal to Nevsun pursuant to which Lundin Mining proposed to acquire Nevsun at a price of C$3.75 per Nevsun Share, consisting of C$3.43 in cash and the balance of the consideration in common shares of a new company to be spun out of Nevsun (the “First Proposal”). The C$3.75 per share value represented a 44% premium to Nevsun’s closing price on February 6, 2018 on the TSX and a 34% premium to Nevsun’s 20-day volume weighted average price on the TSX for the period ended February 6, 2018.

On February 14, 2018, Nevsun rejected the First Proposal and advised Lundin Mining as to its concerns with the proposal, including the potential value of the common shares of the new company proposed to be spun-out to Shareholders.

On February 25, 2018, Mr. Lukas Lundin, Chairman of Lundin Mining, and Mr. Kukielski met to further discuss a potential business combination involving Nevsun and Nevsun’s concerns with the First Proposal. Subsequently, Lundin Mining submitted a revised proposal to acquire Nevsun at a price of C$3.60 per Nevsun Share in cash to address Nevsun’s concerns with the structure of the transaction and to provide certainty on the value of the consideration (the “Second Proposal”). The C$3.60 per share value of the total consideration represented an approximately 30% premium to Nevsun’s closing price on February 23, 2018 on the TSX and to Nevsun’s 20-day volume weighted average price on the TSX for the period ended February 23, 2018.

On February 26 and 27, 2018, representatives of Lundin Mining and Nevsun met to discuss the Second Proposal, during which meeting Nevsun rejected the Second Proposal.

On February 28, 2018, Lundin Mining and Nevsun agreed to a 30 day period of exclusivity to explore a potential business combination involving Nevsun.

Effective March 1, 2018, Lundin Mining engaged GMP Securities, and effective March 2, 2018, Lundin Mining engaged TD Securities, each as financial advisors.

On April 3, 2018, following the expiry of the exclusivity period, Lundin Mining submitted a revised proposal to Nevsun pursuant to which Lundin Mining proposed to acquire Nevsun’s European assets at a price of C$4.00 per Nevsun Share, consisting of C$2.00 per Nevsun Share in cash and C$2.00 per Nevsun Share in common shares of Lundin Mining (the “Third Proposal”). At this time, Lundin Mining was prepared to work closely with Nevsun to bring in a third party, a number of which were known to Lundin Mining to be interested in Nevsun’s African assets. On April 10, 2018, the Third Proposal was rejected.

On April 30, 2018, Lundin Mining and Euro Sun submitted a joint proposal to Nevsun pursuant to which Euro Sun and Lundin Mining proposed to acquire Nevsun at a price of C$5.00 per Nevsun Share, consisting of C$2.00 per Nevsun Share in cash, C$2.00 per Nevsun Share in common shares of Lundin Mining and C$1.00 per Nevsun Share in common shares of Euro Sun (the “Fourth Proposal”). The C$5.00 per share value of the total consideration represented a 40% premium to Nevsun’s closing price on April 30, 2018 on the TSX, a 54% premium to Nevsun’s 30-day volume weighted average price on the TSX for the period ended April 30, 2018 and a 92% premium to Nevsun’s closing price of C$2.61 on the TSX on February 6, 2018, the day prior to Lundin Mining’s initial proposal.

On May 7, 2018, following rejection of the Fourth Proposal, Lundin Mining and Euro Sun subsequently issued a joint press release disclosing the Fourth Proposal in order to inform Shareholders of the proposal in light of Lundin Mining’s numerous unsuccessful attempts to engage Nevsun and propose a mutually beneficial transaction.

On May 8, 2018, Nevsun issued a press release announcing that the Nevsun Board had rejected the Fourth Proposal, noting alleged deficiencies with the structure of the transaction and uncertainty with the value of the Euro Sun common shares forming part of the consideration. On June 4, 2018, Euro Sun announced that it had amended its portion of the joint proposal.

Following the negative response from Nevsun on May 8, 2018, Lundin Mining received unsolicited inquiries and it independently solicited interest from third parties in addition to Euro Sun relating to the acquisition of Nevsun’s Bisha Mine on an “all cash” basis. Subsequently, Lundin Mining advanced with a competitive process and received a number of third party offers focused primarily on Nevsun’s African assets. Ultimately Lundin Mining arrived at a favorable proposal from a third party.

In the weeks following the public announcement of the Fourth Proposal on May 8, 2018, Nevsun released several press releases with regards to its assets. None of these press releases caused Lundin Mining to materially change its view on the fundamental value of the assets. During this period, copper, zinc and gold prices materially declined.

On July 3, 2018, Lundin Mining and a third party submitted a proposal to acquire Nevsun at a price of C$5.00 per Nevsun Share, consisting of C$3.00 in cash and C$2.00 in Lundin Mining common shares (the “Fifth Proposal”). Lundin Mining believed that the Fifth Proposal addressed Nevsun’s concerns with the transaction structure, pricing level and the form of consideration in the Fourth Proposal, by providing consideration consisting of cash and Lundin Mining common shares and eliminating share consideration from another party. On July 5, 2018, Nevsun rejected the Fifth Proposal.

Given the continuing lack of cooperation and engagement and following multiple attempts to address Nevsun’s perceived concerns and requests, it became apparent to Lundin Mining that a transaction with Nevsun would not be agreed to, even after Lundin Mining and the third party came to aggregate pricing levels that the parties believed were sufficient to progress with full transaction engagement discussions. After considering alternatives to constructively engage Nevsun and observing recent changes in the political landscape in Eritrea, Lundin Mining chose to present an all cash offer made solely by Lundin Mining to the Shareholders directly, for their consideration. Following the close of markets on July 16, 2018, Lundin Mining disseminated a press release announcing its intention to make the Offer.

On July 26, 2018, the Offer was formally commenced by publication of an advertisement in the National Edition of The Globe and Mail in English, and in Québec, in Le Devoir, in French and the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery were delivered to Nevsun and filed with the Securities Regulatory Authorities on SEDAR.

4.	Reasons to Accept the Offer

The Offeror believes that the price of C$4.75 cash per Nevsun Share under the Offer is a full and fair price for the Nevsun Shares which it is seeking to purchase. Shareholders should consider a number of factors in making a decision whether to accept the Offer, including:

(a)

Compelling Premium. The Offer represents a significant premium of 82% to the closing price of C$2.61 per Nevsun Share on the TSX as of February 6, 2018, the date of Lundin Mining’s first proposal to Nevsun. The Offer also represents a significant premium of 33% to the closing price of C$3.58 per Nevsun Share as of April 30, 2018, the date of Lundin Mining’s previously announced prior proposal to Nevsun and a 42% premium to the volume weighted average trading price of C$3.36 per Nevsun Share on the TSX over the 20 trading days ended April 30, 2018.

(b)

Liquidity and Certainty of Value. The Offer provides a compelling liquidity event and an opportunity for Shareholders to realize cash proceeds and certainty of value for their entire investment. The Offer removes the risks associated with developing the Timok Project and the dilution that will be necessary to fund Timok’s financing requirements.

(c)

Fully Financed Cash Offer. The Offer is not subject to a financing condition. As of June 30, 2018, Lundin Mining had US$1.51 billion of cash on its balance sheet. The Offeror intends to fund the Offer from existing resources, including Lundin Mining’s cash on hand and Lundin Mining’s undrawn US$350 million revolving credit facility.

(d)

Potential for Downward Impact to Nevsun Share Price if Offer Not Accepted. The Offer represents a significant premium to the market price of the Nevsun Shares prior to Lundin Mining’s first proposal to Nevsun and prior to the public announcement of Lundin Mining’s prior proposal to acquire Nevsun. If the Offer is not successful and no competing transaction is entered into, Lundin Mining believes it is likely the trading price of Nevsun Shares will decline to significantly lower levels.

(e)

Risk of Substantial Shareholder Dilution if Offer Not Accepted. The Timok Project is a large-scale project that, in Lundin Mining’s view, will require at least US$700 million of pre-operational expenditures before first production cash flow, if the project is advanced in an optimal manner. While Nevsun has not disclosed any plans yet to fund these upfront costs, it is very likely that Nevsun will require financing in the form of equity, stream/royalty and/or debt in markets which are volatile and challenging currently, thus significantly diluting its Shareholders. Lundin Mining is well capitalized and generates significant operating cash flow to assist in funding the construction of Timok, and Lundin Mining has demonstrated its ability to access low cost capital, if necessary, to raise additional capital to fund significant development projects with minimal or no equity dilution to its shareholders.

(f)

Risk of Limiting Value of Bisha to its Stakeholders. Given Nevsun’s significant cash needs to advance the Timok Project, it is highly probable that the majority of available cash flow from Bisha operations will be used to fund Timok. If this occurs, Bisha operations could be starved for cash, inhibiting important investments such as highly prospective local exploration, additional sustaining capital, stripping for pit mine life extension and underground mining development. Without these investments, significant value will most likely be lost to Bisha’s stakeholders.

(g)

Project Execution and Development Risk. Lundin Mining believes it would be in the best interest of Shareholders to realize the value inherent in Timok and other Nevsun assets in the form of an immediate premium instead of remaining subject to the development, permitting and other risks to be undertaken by a less experienced Nevsun.

The foregoing list of factors is not intended to be exhaustive. Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond should consult with their own broker, investment dealer, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. See Section 17 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”.

5.	Purpose of the Offer

The purpose of the Offer is to enable the Offeror to purchase all of the issued and outstanding Nevsun Shares (including Nevsun Shares which may become outstanding upon the exercise, conversion or exchange of outstanding Convertible Securities). The effect of the Offer is to give all Shareholders the opportunity to receive C$4.75 in cash per Nevsun Share, representing a significant premium of 82% to the closing price of C$2.61 per Nevsun Share on the TSX as of February 6, 2018, the date of Lundin Mining’s first proposal to Nevsun. The Offer also represents a significant premium of 33% to the closing price of C$3.58 per Nevsun Share as of April 30, 2018, the date of Lundin Mining’s previously announced public proposal to Nevsun and a 42% premium to the volume weighted average trading price of C$3.36 per Nevsun Share on the TSX over the 20 trading days ended April 30, 2018.

If the conditions of the Offer are satisfied or waived at the Expiry Time and the Offeror takes up and pays for the Nevsun Shares validly deposited under the Offer, the Offeror currently intends to acquire any Nevsun Shares not deposited under the Offer by Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Nevsun Share at least equal in value to and in the same form as the consideration paid by the Offeror per Nevsun Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Nevsun Shares acquired by the Offeror pursuant to the Offer. The Offeror currently intends to retain all Nevsun Shares acquired pursuant to the Offer. However, it reserves the right to transfer or sell such Nevsun Shares at any time in the future should its intention change.

Although the Offeror currently intends to proceed by way of either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Nevsun, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular. See Section 14 of this Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”.

6.	Effect of the Offer

If permitted by Law, the Offeror intends to cause Nevsun to apply to delist the Nevsun Shares from the TSX and NYSE MKT as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Nevsun to cease to be a reporting issuer under the securities Laws of each province and territory of Canada in which it has such status. See Section 12 of the Circular, “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure”.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction is successful:

(a)	the Offeror will own all of the equity interests in Nevsun and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;

(b)

current Shareholders will no longer have any interest in Nevsun or in Nevsun’s assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;

(c)	the Offeror will have the right to elect all members of the Nevsun Board;

(d)

subject to any obligations with respect to Convertible Securities which remain outstanding, Nevsun will no longer be publicly traded and Nevsun will no longer file periodic reports (including, without limitation, financial information) with any Securities Regulatory Authorities; and

(e)	the Nevsun Shares will no longer trade on the TSX, the NYSE MKT or any other securities exchange.

If the Offeror takes up Nevsun Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then Nevsun will continue as a public company and the Offeror will evaluate its alternatives. Such alternatives could include, to the extent permitted by Law, purchasing additional Nevsun Shares in the open market, in privately negotiated transactions or pursuant to another take-over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in our ownership of 100% of the Nevsun Shares. Under such circumstances, an amalgamation, arrangement or other transaction would require the approval of at least 66 2⁄3% of the votes cast by the Shareholders, and might require approval of a majority of the votes cast by holders of Nevsun Shares other than the Offeror and its affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by the Offeror.

7.	Source of Funds

The Offeror’s obligation to purchase the Nevsun Shares deposited under the Offer is not subject to any financing condition.

Based solely on information contained in Nevsun’s management’s discussion and analysis for the three-month period ended March 31, 2018, as of April 25, 2018, there were 302,321,670 Nevsun Shares outstanding and 7,550,233 options to acquire Nevsun Shares. Accordingly, the Offeror understands that, assuming the exercise of all Convertible Securities, 309,871,903 Nevsun Shares would be subject to the Offer.

In the event that all of the issued and outstanding Nevsun Shares are tendered to the Offer and are taken up and paid for by the Offeror, the total cash consideration payable to such tendering Shareholders (assuming the exercise of the Convertible Securities) would be approximately C$1.45 billion. The Offeror or its affiliates (including Lundin Mining) will fund this cash consideration from existing resources, including cash on Lundin Mining’s balance sheet and Lundin Mining’s undrawn US$350 million revolving credit facility. As of June 30, 2018, Lundin Mining had US$1.51 billion of cash on its balance sheet.

8.	Ownership of Securities of Nevsun

As of the date hereof, (i) Lundin Mining owns, or exercises control or direction over, 3,875,000 Nevsun Shares representing approximately 1.28% of the issued and outstanding Nevsun Shares; (ii) Mr. Dale Peniuk, a director of Lundin Mining, owns, or exercises control or direction over, 3,828 Nevsun Shares representing approximately 0.001% of the issued and outstanding Nevsun Shares; (iii) Mr. Paul McRae, Senior Vice President, Projects of Lundin Mining, owns, or exercises control or direction over, 17,000 Nevsun Shares representing approximately 0.006% of the issued and outstanding Nevsun Shares; (iv) Ms. Jinhee Magie, Vice President, Finance of Lundin Mining, owns, or exercises control or direction over, 5,000 Nevsun Shares representing approximately 0.002% of the issued and outstanding Nevsun Shares; (v) the Offeror does not beneficially own or exercise control or direction over any securities of Nevsun; and (vi) except as set out above, none of the directors or officers of the Offeror or Lundin Mining beneficially own or exercise control or direction over any securities of Nevsun.

Except as set out above, to the knowledge of the Offeror and Lundin Mining, after reasonable enquiry,

(a)	no associate or affiliate of the Offeror or Lundin Mining beneficially owns or exercises control or direction over any securities of Nevsun;

(b)	no insider of the Offeror or Lundin Mining beneficially owns or exercises control or direction over any securities of Nevsun; and

(c)	no Person acting jointly or in concert with the Offeror or Lundin Mining beneficially owns or exercises control or direction over any securities of Nevsun.

No person named under this Section 8 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

9.	Trading in Securities of Nevsun

During the six-month period preceding the date of the Offer, no Nevsun Shares have been traded by the Offeror or any of its directors and officers, other than as follows: Mr. McRae, Senior Vice President, Projects of Lundin Mining, purchased 17,000 Nevsun Shares on the facilities of the TSX on February 23, 2018, at a price of C$2.82 per Nevsun Share, for a total purchase price of C$47,940.

To the knowledge of the Offeror and Lundin Mining, after reasonable enquiry, no associate or affiliate of an insider of the Offeror or Lundin Mining, no insider of the Offeror or Lundin Mining other than a director or officer and no Person acting jointly or in concert with the Offeror or Lundin Mining has traded any securities of Nevsun during the six-month period preceding the date of the Offer.

10.	Commitments to Acquire Securities of Nevsun

None of the Offeror or Lundin Mining, or its directors and officers, nor, to the knowledge of the Offeror or Lundin Mining, after reasonable enquiry, any associate or affiliate of an insider of the Offeror or Lundin Mining, any insider of the Offeror or Lundin Mining, other than a director or officer of the Offeror or Lundin Mining, or any Person acting jointly or in concert with the Offeror or Lundin Mining, has entered into any agreements, commitments or understandings to acquire any securities of Nevsun.

11.	Information Concerning the Nevsun Shares

Nevsun has authorized capital of an unlimited number of Nevsun Shares without par value.

All shares in the capital of Nevsun are of the same class. The holders of Nevsun Shares are entitled to dividends, if, as and when declared by the Nevsun Board, to one vote per Nevsun Share at meetings of the shareholders and, upon liquidation, to share equally in such assets of Nevsun as are distributable to the holders of Nevsun Shares. Nevsun also has stock options outstanding.

On May 3, 2017 the Shareholders of Nevsun ratified the Shareholder Rights Plan that was originally adopted on June 8, 2011.

Based solely on information contained in Nevsun’s management’s discussion and analysis for the three-month period ended March 31, 2018, as of April 25, 2018, there were 302,321,670 Nevsun Shares outstanding and 7,550,233 options to acquire Nevsun Shares.

Based solely on the above information, the Offeror understands that, assuming the exercise of all Convertible Securities, 309,871,903 Nevsun Shares would be subject to the Offer.

Price Range and Trading Volume of Nevsun Shares

The Nevsun Shares are listed and posted for trading on the TSX under the symbol “NSU”. The following table sets forth, for the period indicated, the high and low closing prices per Nevsun Share and the volume of trading of the Nevsun Shares on the TSX, as compiled by the TSX:

Period	High	Low	Volume
	(C$)	(C$)	(#)
February 2018	2.90	2.51	23,662,653
March 2018	3.09	2.82	14,874,503
April 2018	3.58	3.07	15,487,953
May 2018	4.79	3.44	30,759,459
June 2018	4.57	4.17	17,872,165
July 1 to 25, 2018	4.78	4.21	23,722,315

The Nevsun Shares are also listed and posted for trading on the NYSE MKT under the symbol “NSU”. The following table sets forth, for the period indicated, the high and low closing prices per Nevsun Share and the volume of trading of the Nevsun Shares on the NYSE MKT, as compiled by Bloomberg:

Period	High	Low	Volume
	(US$)	(US$)	(#)
February 2018	2.28	2.02	16,472,415
March 2018	2.40	2.20	14,174,095
April 2018	2.78	2.40	12,482,792
May 2018	3.76	2.67	22,966,292
June 2018	3.47	3.22	8,681,233
July 1 to 25, 2018	3.63	3.21	13,262,051

On July 25, 2018, the closing price of the Nevsun Shares on the TSX was C$4.76. Lundin Mining announced its intention to make the Offer following the close of business on July 16, 2018. The price of the Nevsun Shares on the TSX on July 16, 2018 was C$4.21.

The Offer represents a significant premium of 82% to the closing price of C$2.61 per Nevsun Share on the TSX as of February 6, 2018, the date of Lundin Mining’s first proposal to Nevsun. The Offer also represents a significant premium of 33% to the closing price of C$3.58 per Nevsun Share as of April 30, 2018, the date of Lundin Mining’s previously announced public proposal to Nevsun and a 42% premium to the volume weighted average trading price of C$3.36 per Nevsun Share on the TSX over the 20 trading days ended April 30, 2018.

12.	Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure

Market for Shares

The purchase of Nevsun Shares by the Offeror pursuant to the Offer will reduce the number of Nevsun Shares that might otherwise trade publicly as well as the number of holders of Nevsun Shares and, depending on the number of Shareholders depositing and the number of Nevsun Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining Nevsun Shares held by the public.

Listing and Quotation

The rules and regulations of the TSX and NYSE MKT establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Nevsun Shares from the TSX and NYSE MKT. Depending on the number of Nevsun Shares purchased by the Offeror under the Offer or otherwise, it is possible that Nevsun would fail to meet the criteria for continued listing on the TSX and NYSE MKT or each of them. If this were to happen, the Nevsun Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Nevsun Shares. If the Offeror proceeds with a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Nevsun to apply to delist the Nevsun Shares from the TSX and NYSE MKT as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Nevsun Shares are delisted from the TSX and NYSE MKT, the extent of the public market for the Nevsun Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Nevsun Shares publicly held and the aggregate market value of the Nevsun Shares publicly held at such time, the interest in maintaining a market in Nevsun Shares on the part of securities firms, whether Nevsun remains subject to public reporting requirements in and other factors.

Continuous Disclosure Obligations of Nevsun

After the purchase of the Nevsun Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Nevsun may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities Laws of certain provinces of Canada and such other jurisdictions where Nevsun has similar obligations. Furthermore, it may be possible for Nevsun to cease to be a reporting issuer in any province or jurisdiction where only a small number of Shareholders reside. If permitted by Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Nevsun to cease to be a reporting issuer under the securities Laws of each provinces of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations.

13.	Regulatory Matters

Except as discussed below, to the knowledge of the Offeror or Lundin Mining, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer.

The Offeror is continuing to assess possible regulatory filings and approvals in a number of other jurisdictions. In the event that the Offeror becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended, as it deems necessary or advisable. The Offeror does not currently intend to take-up or pay for Nevsun Shares deposited pursuant to the Offer unless all applicable waiting periods and any extensions thereof have expired or been waived and where any regulatory approvals it deems advisable have been received in respect of the acquisition of the Nevsun Shares by the Offeror in those jurisdictions.

Based upon an examination of publicly available information relating to the business of Nevsun, the Offeror does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/anti-trust concerns in any jurisdiction. However, the Offeror cannot be assured that no such concerns will arise.

Competition Act

Part IX of the Competition Act (Canada) (as amended from time to time, the “Competition Act”) requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been waived or terminated early by the Commissioner. If a proposed transaction is an unsolicited offer to acquire the shares of a corporation and the Commissioner receives the offeror’s Notification, the Commissioner is required under subsection 114(3) of the Competition Act to immediately notify the corporation whose shares the offeror proposes to acquire that the Commissioner has received the offeror’s Notification, and such corporation must supply its Notification within 10 days thereafter.

The waiting period is 30 days after the day on which the parties to the transaction submit their respective Notifications, except in the case of an unsolicited offer where, pursuant to subsection 123(3) of the Competition Act, the period begins on the date on which the offeror submits its Notification. The parties are, or the offeror in an unsolicited offer is, entitled to complete the Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties (or the offeror in an unsolicited offer), pursuant to subsection 114(2) of the Competition Act, that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. In the case of an unsolicited offer, the 30-day period following compliance with the Supplementary Information Request begins on the day after the offeror’s compliance with the Supplementary Information Request.

The parties to a transaction are legally entitled to complete their transaction: (a) upon expiry of the applicable statutory waiting period; (b) upon the Commissioner’s issuance of an advance ruling certificate pursuant to Section 102 of the Competition Act (an “ARC”); or (c) upon the Commissioner’s issuance of a letter indicating that he does not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal under Section 92 of the Competition Act while reserving the Commissioner’s statutory right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed (a “No-Action Letter”) together with either (i) expiry of the applicable statutory waiting period; or (ii) waiver of the Notification requirement and, accordingly, the applicable waiting period.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any Person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other Person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for a period of up to an additional 30 days where the Competition Tribunal finds, on application made by the Commissioner that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the Person against whom the order is directed and the Commissioner, the Competition Tribunal may order a Person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The transactions contemplated by the Offer constitute a Notifiable Transaction under the Competition Act. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that Competition Act Approval is obtained. See Section 4 of the Offer, “Conditions of the Offer”.

14.	Acquisition of Nevsun Shares Not Deposited Under the Offer

If the Offeror takes up and pays for Nevsun Shares deposited under the Offer, the Offeror’s current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable the Offeror or to acquire all Nevsun Shares not deposited under the Offer, as more particularly described below.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by holders of Nevsun Shares holding at least 90% of the issued and outstanding Nevsun Shares, other than Nevsun Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates, the Offeror intends, to the extent possible, to acquire the Nevsun Shares not deposited pursuant to the Offer pursuant to the provisions of Section 300 of the BCBCA (a “Compulsory Acquisition”) or by a Subsequent Acquisition Transaction (as more fully described under “Subsequent Acquisition Transaction” below) for consideration at least equivalent in value to the consideration paid pursuant to the Offer.

To exercise such statutory right, the Offeror must give notice (the “Offeror’s Notice”) to each holder of Nevsun Shares to whom the Offer was made but who did not accept the Offer (and each Person who subsequently acquires any such Nevsun Shares) (in each case, a “Dissenting Offeree”) within five months after the date of the Offer of such proposed acquisition. If the Offeror’s Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Nevsun Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by that Dissenting Offeree within two months after the date of the Offeror’s Notice.

Pursuant to any such application, the Court may fix the price and terms of payment for the Nevsun Shares held by a Dissenting Offeree and make any such consequential orders and give any such directions as the Court considers appropriate. Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of) the Offeror, not earlier than two months after the date of the Offeror’s Notice, must send a copy of the Offeror’s Notice to Nevsun and pay or transfer to Nevsun the consideration representing the price payable by the Offeror for the Nevsun Shares that are referred to in the Offeror’s Notice. On receiving a copy of the Offeror’s Notice and the consideration representing the price payable for the Nevsun Shares referred to in the Offeror’s Notice, Nevsun will be required to register the Offeror as a shareholder with respect to those Nevsun Shares. Any such amount received by Nevsun must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Nevsun, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

The foregoing is only a summary of the statutory right of a Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

The income tax consequences to a holder of Nevsun Shares of a Compulsory Acquisition may differ from the income tax consequences to such holder having its Nevsun Shares acquired pursuant to the Offer. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition if proposed.

Compelled Acquisition

Section 300 of the BCBCA provides that if the Offeror has not sent the Offeror’s Notice to each Dissenting Offeree within one month after becoming entitled to do so, the Offeror must send a written notice to each Dissenting Offeree stating that such Dissenting Offeree, within three months after receiving such notice, may require the Offeror to acquire the Nevsun Shares held by such Dissenting Offeree. If a Dissenting Offeree requires the Offeror to acquire its Nevsun Shares in accordance with these provisions, the Offeror must acquire those Nevsun Shares for the same price and on the same terms contained in the Offer (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a holder of Nevsun Shares. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

The income tax consequences to a holder of Nevsun Shares of a Compelled Acquisition may differ from the income tax consequences to such holder having its Nevsun Shares acquired pursuant to the Offer. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compelled Acquisition if proposed.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Nevsun Shares under the Offer, the right of Compulsory Acquisition described above is not available for any other reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Nevsun Shares not deposited under the Offer.

Such action may include causing one or more special meetings to be called of the then Shareholders to consider a statutory arrangement, amalgamation, merger, reorganization, amendment to Nevsun’s articles, consolidation, recapitalization or similar transaction involving the Offeror and/or an affiliate of the Offeror and Nevsun and/or the Shareholders for the purpose of Nevsun becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of the Offeror (a “Subsequent Acquisition Transaction”). If the Offeror were to proceed with a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration to be paid to Shareholders pursuant to any such Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration payable under the Offer.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Nevsun Shares pursuant to the BCBCA. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Nevsun Shares. The fair value so determined could be more or less than the amount paid per Nevsun Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Nevsun Shares acquired pursuant to the Offer. If, after taking up Nevsun Shares under the Offer, the Offeror owns at least 66 2⁄3% of the outstanding Nevsun Shares on a fully-diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully-diluted basis pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Nevsun Shares to be able to effect a Subsequent Acquisition Transaction. There can be no assurances that the Offeror will pursue a Compulsory Acquisition or Subsequent Acquisition Transaction.

The income tax consequences to a holder of Nevsun Shares of a Subsequent Acquisition Transaction may differ from the income tax consequences to such holder having its Nevsun Shares acquired pursuant to the Offer. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if proposed.

Securities Law Requirements for Business Combinations

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Nevsun Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions’. Moreover, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption thereunder, the “related party” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of Nevsun for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and that therefore the “related party transaction” provision of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or an exemption under MI 61-101, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek discretionary relief from the applicable Securities Regulatory Authorities from the valuation requirements of MI 61-101). An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided herein). The Offeror currently intends that the consideration offered per Nevsun Share under any Subsequent Acquisition Transaction proposed by it would be the same consideration offered to the Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror expects to rely on these exemptions.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the Offeror expects the provisions of the BCBCA and Nevsun’s constating documents will require the approval of 66 2⁄3% of the votes cast by holders of the outstanding Nevsun Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Nevsun Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” Shareholders entitled to vote will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all Shareholders other than: (a) the Offeror (other than in respect of Nevsun Shares acquired pursuant to the Offer as described below); (b) any “interested party” (within the meaning of MI 61-101); (c) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of its directors or senior officers; and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing Persons.

MI 61-101 also provides that the Offeror may treat Nevsun Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure has been provided herein); and (d) the Shareholder who tendered such Nevsun Shares under the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer; (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer; or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Nevsun Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Nevsun Shares.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where, among other things, (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or bid; and (d) the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer.

In addition, MI 61-101 also excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where such benefit meets the criteria described in (a) to (c) of the previous paragraph and (i) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction or bid, in exchange for the equity securities beneficially owned by the related party, (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in clause (i) above, and (iii) the independent committee’s determination is disclosed in the disclosure document for the transaction or in the directors’ circular in the case of a bid.

The Offeror currently intends: (a) that the consideration offered per Nevsun Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration per Nevsun Share paid under the Offer; (b) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time; and (c) to cause any Nevsun Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

To the knowledge of the Offeror and Lundin Mining, after reasonable enquiry, only the votes attached to Nevsun Shares held by the Offeror or Lundin Mining, their respective affiliates and the directors and officers of the Offeror and Lundin Mining would be required to be excluded in determining whether “minority” approval for a Subsequent Acquisition Transaction has been obtained for the purposes of MI 61-101. See Section 8 of the Circular, “Ownership of Securities of Nevsun”.

The income tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the income tax consequences to such Shareholder having its Nevsun Shares acquired pursuant to the Offer. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if proposed.

Other Alternatives

Although the Offeror may propose a Compulsory Acquisition or Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Nevsun Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Nevsun, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Nevsun Shares in accordance with Law, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by Laws, taking no further action, purchasing additional Nevsun Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, as applicable, or acquiring the assets of Nevsun by way of an arrangement, amalgamation, reorganization, redemption, asset sale or other transaction between the Offeror and/or one or more of its affiliates. Subject to Laws, any additional purchases of Nevsun Shares could be at a price greater than, equal to or less than the price to be paid for Nevsun Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Nevsun Shares or, subject to Laws, may sell or otherwise dispose of any or all Nevsun Shares acquired under the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Nevsun Shares under the Offer.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See “– Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

15.	Agreements, Commitments or Understandings

There are (a) no agreements, commitments or understandings made or proposed to be made between the Offeror or Lundin Mining and any of the directors or officers of Nevsun, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful, and (b) no agreements, commitments or understandings made or proposed to be made between the Offeror or Lundin Mining and any securityholder of Nevsun relating to the Offer.

There are no agreements, commitments or understandings between the Offeror or Lundin Mining and Nevsun relating to the Offer and the Offeror and Lundin Mining are not aware of any agreement, commitment or understanding that could affect control of Nevsun.

16.	Shareholder Rights Plan

The following is a summary of certain material provisions of the Shareholder Rights Plan. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shareholder Rights Plan, which has been filed and is available on SEDAR under Nevsun’s profile at www.sedar.com.

Nevsun and the SRP Rights Agent entered into the shareholders rights plan agreement dated June 8, 2011 as ratified by Shareholders on May 22, 2014 and May 3, 2017, governing the terms of the Shareholder Rights Plan. The Shareholder Rights Plan was renewed until the close of the third annual meeting of shareholders of Nevsun occurring after May 3, 2017.

Pursuant to the Shareholder Rights Plan, Nevsun issued one SRP Right in respect of each outstanding Nevsun Share and authorized the issuance of one SRP Right in respect of each Nevsun Share issued after 4:00 p.m. Vancouver time on June 8, 2011 (the “Record Time”) and prior to the earlier of the Expiration Time (as defined in the Shareholder Rights Plan) and the Separation Time (as defined below).

The SRP Rights are attached to the Nevsun Shares and are not exercisable until the “Separation Time”, which is defined under the Shareholder Rights Plan to mean the close of business (Vancouver time) on the tenth Trading Day (as defined below) after the earliest of: (a) the date of the first public announcement or disclosure by Nevsun or an Acquiring Person (as defined below) of facts indicating that a Person has become an Acquiring Person; (b) the date of the commencement of, or first public announcement of the intent of any Person (other than

Nevsun or any of its subsidiaries) to make a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (c) the date that a Permitted Bid or Competing Bid ceases to qualify as such, or such later date as may be determined by the Board of Directors acting in good faith.

From and after the Separation Time and prior to the Expiration Time (but prior to the occurrence of a Flip-In Event), each SRP Right entitles the holder thereof to purchase one Nevsun Share at an exercise price (the “SRP Exercise Price”) equal to $50, subject to adjustment from time to time upon the occurrence of certain events.

A transaction in or pursuant to which any Person (an “Acquiring Person”) becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, other than as a result of certain exempt transactions and other exceptions, including, without limitation, acquisitions pursuant to a Permitted Bid is referred to as a “Flip-in Event”.

In the event that prior to the Expiration Time a Flip-in Event shall occur, each SRP Right shall constitute, effective from and after the later of its date of issue and at the close of business on the tenth Trading Day after the Stock Acquisition Date (or such later date as the Nevsun Board may, in good faith, determine is necessary to comply with Applicable Securities Laws or stock exchange rules), the right to purchase from Nevsun, upon exercise thereof in accordance with the terms of the Shareholder Rights Plan, that number of Voting Shares having an aggregate Market Price (as defined below) on the date of consummation or occurrence of such Flip-in Event equal to twice the SRP Exercise Price for an amount in cash equal to the SRP Exercise Price, subject to adjustment. However, SRP Rights held by an Acquiring Person, or any affiliate or associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person and a transferee or other successor in title of SRP Rights held by an Acquiring Person, or any affiliate or associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an affiliate or associate of an Acquiring Person, would become null and void upon the occurrence of a Flip-in Event. “Market Price” for a security on any date means the average of the daily closing prices per security for such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances). “Trading Day” when used with respect to any securities, means the day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

Until the Separation Time, (i) the SRP Rights shall not be exercisable and no SRP Right may be exercised, and (ii) the SRP Rights will be evidenced by the certificates representing the associated Nevsun Shares and will be transferable only together with the associated Nevsun Shares. Promptly following the Separation Time, separate certificates evidencing the SRP Rights (“Rights Certificates”), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Nevsun Shares (other than an Acquiring Person) as of the Separation Time. The SRP Rights shall be exercisable and the registration and transfer of the SRP Rights shall be separate from and independent of the Nevsun Shares from and after the Separation Time and prior to the Expiration Time or the Rights in accordance with the terms of the Shareholder Rights Plan.

The Shareholder Rights Plan does not apply to certain types of transactions, including, without limitation, Permitted Bids. A “Permitted Bid” is a Take-over Bid that complies with the following: (i) the Take-over Bid must be made by way of a take-over bid circular; (ii) the Take-over Bid must be made to all holders of Voting Shares as registered on the books of Nevsun, for all Voting Shares held by them; (iii) the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited under the Take-over Bid any time during the period of time between the date of the bid and the date on which the Voting Shares may be taken up and paid for, and that any Voting Shares deposited under the Take-over

Bid may be withdrawn until taken up and paid for; (iv) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days after the date of the Take-over Bid, and only if at such date more than 50% of the Voting Shares held by shareholders, other than the bidder, its associates, affiliates and Persons acting jointly or in concert and certain other Persons (the “Independent Shareholders”) shall have been deposited or tendered pursuant to the Takeover Bid and not withdrawn; and (vi) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the offeror of the Take-over Bid will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement. A “Competing Permitted Bid” means a Take-over Bid that (i) is made after a Permitted Bid has been made and prior to expiry of that Permitted Bid; (ii) satisfies all the components of a Permitted Bid except the requirements set out in (iv) above in the definition of Permitted Bid; and (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days (or such other minimum period of days as may be prescribed by the Securities Act (Ontario)) after the announcement of such Competing Permitted Bid; and (ii) the 60th date after the date on which the earliest Permitted Bid was made and then only if at that date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn.

Under the Shareholder Rights Plan, the Nevsun Board may, upon prior written notice to the rights agent, waive the application of the Shareholder Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares. However, if the Nevsun Board waives the application of the Shareholder Rights Plan, the Nevsun Board shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted. Under the Shareholder Rights Plan, the Nevsun Board may, with the prior consent of the holders of Voting Shares, determine, if a Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares other than the Person who has announced an intention to make or has made a Take-over Bid, and otherwise than by reason of a Person inadvertently becoming an Acquiring Person, to waive the application of the provisions to such Flip-in Event (prior to the occurrence of such Flip-in Event). However, if the Nevsun Board waives the application of the Rights Plan, the Nevsun Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

The Nevsun Board also has the right, without the prior consent of the holders of Voting Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of $0.0001 per SRP Right, subject to certain adjustments.

It is a condition of the Offer that the Offeror shall have determined, in its sole judgment, that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror, either before or upon the consummation of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction and: (i) the Nevsun Board shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Nevsun Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued, and no notice of appeal or appeal shall have been filed, that has the effect of prohibiting or preventing the exercise of

SRP Rights or the issue of Nevsun Shares upon the exercise of the SRP Rights in relation to the purchase of Nevsun Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect; (iii) a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise be or have been held to be unexercisable or unenforceable in relation to the Nevsun Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. See Section 4 of the Offer, “Conditions of the Offer”.

17.	Certain Canadian Federal Income Tax Considerations

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (as amended from time to time, the “Tax Act”), as of the date hereof, generally applicable to a Shareholder who sells Nevsun Shares pursuant to the Offer or otherwise disposes of Nevsun Shares pursuant to certain transactions described under Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer” and who, for purposes of the Tax Act and at all relevant times holds the Nevsun Shares as capital property, deals at arm’s length with Nevsun and the Offeror and is not affiliated with Nevsun or the Offeror (a “Holder”). Generally, the Nevsun Shares will be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Shareholder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to report its “Canadian tax results,” as defined in the Tax Act, in a currency other than Canadian Dollars, (v) that has entered or will enter into a “derivative forward agreement,” as such term is defined in the Tax Act, or (vi) that holds Nevsun Shares as part of a “dividend neutral arrangement” as defined in the Tax Act, or (vii) who acquired Nevsun Shares on the exercise of an employee stock option. All such Shareholders are advised to consult with their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by it prior to the date hereof. This summary takes into account all specific proposals (the “Tax Proposals”) to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. This summary does not otherwise take into account or anticipate any changes in Law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may materially differ from the Canadian federal income tax considerations described herein.

This summary assumes that any Person that held or holds at any time options, warrants or other conversion or exchange rights to acquire Nevsun Shares will have exercised them and acquired Nevsun Shares. Accordingly, this summary does not address Persons who hold such rights and such Persons should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof, or replacement thereof, after the Expiry Time and of the acquisition, holding and disposing of Nevsun Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder to whom the Offer is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Nevsun Shares under the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax Laws, and under foreign tax Laws, having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Nevsun Shares might not otherwise be considered capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Nevsun Shares, and all other “Canadian securities” as defined in the Tax Act owned by such Resident Holder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors.

Disposition of Nevsun Shares Pursuant to the Offer

A Resident Holder whose Nevsun Shares are taken up and paid for under the Offer will be considered to have disposed of such Nevsun Shares for purposes of the Tax Act. Generally, a Resident Holder whose Nevsun Shares are disposed of will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition received by the Resident Holder for such Nevsun Shares, less any reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base to the Resident Holder of such Nevsun Shares immediately before the disposition.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a particular year generally may be carried back and deducted against taxable capital gains realized in any of the three preceding taxation years or carried forward and deducted in any following taxation year, to the extent and under the circumstances specified in the Tax Act.

In general, the amount of any capital loss realized by a Resident Holder which is a corporation on the disposition of Nevsun Shares may be reduced by the amount of any dividends previously received or deemed to have been received on such Nevsun Shares (or on a share for which such Nevsun Share is substituted or exchanged), subject to and in the circumstances specified in the Tax Act. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Nevsun Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable for an additional refundable tax of 10 2/3% on certain investment income for the year, including taxable capital gains.

Capital gains realized by individuals or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

Disposition of Nevsun Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

As described under Section 14 of this Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Compulsory Acquisition” and “Acquisition of Nevsun Shares Not Deposited Under the Offer – Compelled Acquisition,” the Offeror may, in certain circumstances, acquire Nevsun Shares not deposited pursuant to the Offer pursuant to the provisions of the BCBCA.

The Canadian federal income tax consequences to Resident Holders of a disposition of Nevsun Shares in such circumstances generally will be the same as described above, unless a Resident Holder exercises the right to go to court for a determination of fair value and is entitled to receive the fair value of the Resident Holder’s Nevsun Shares. In this case, the proceeds of disposition of the Resident Holder’s Nevsun Shares will be the amount (other than interest) determined by the court. As a result, such Resident Holder will realize a capital gain (or capital loss) generally calculated in the same manner and with the same tax consequences as described above. The Resident Holder will be required to include in computing its income any interest awarded by the court in connection with a Compulsory Acquisition or a Compelled Acquisition.

Resident Holders should consult their own tax advisors with respect to the potential tax consequences to them of disposing of their Nevsun Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Nevsun Shares Pursuant to a Subsequent Acquisition Transaction

As described under Section 14 of this Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction,” if the Offeror does not acquire all of the Nevsun Shares pursuant to the Offer or by means of a Compulsory Acquisition or Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Nevsun Shares.

The Canadian federal income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. The Offeror may propose an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction. It is not practical to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Holder except in very general terms. However, the Canadian federal income tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the disposition of Nevsun Shares under the Offer and will depend on the particular form and circumstances of such Subsequent Acquisition Transaction. For example, a Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. No opinion is expressed herein as to the Canadian federal income tax consequences of any such Subsequent Acquisition Transaction to a Resident Holder.

Resident Holders should consult their own tax advisors with respect to the potential tax consequences to them of disposing of their Nevsun Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 12 of this Circular, “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure”, the Nevsun Shares may cease to be listed on the TSX following the completion of the Offer. Resident Holders are cautioned that, if the Nevsun Shares are no longer listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) and Nevsun ceases to be a “public corporation” for purposes of the Tax Act, the Nevsun Shares will not be “qualified investments” (as defined in the Tax Act) for trusts governed by registered retirement savings plans, registered retired income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (as each term is defined in the Tax Act). Resident Holders who hold Nevsun Shares in such plans should consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Nevsun Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are “authorized foreign banks” as defined in the Tax Act. Such Non- Resident Holders should consult their own tax advisors.

Disposition of Nevsun Shares Pursuant to the Offer

A Non-Resident Holder who disposes of Nevsun Shares to the Offeror pursuant to the Offer will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the Nevsun Shares unless such Nevsun Shares are (or are deemed to be) “taxable Canadian property,” as defined in the Tax Act, of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Nevsun Shares are listed on a “designated stock exchange” (which currently includes the TSX) at the time of disposition, the Nevsun Shares generally will not be “taxable Canadian property” of a Non-Resident Holder at the time of disposition, unless at any time during the 60-month period immediately preceding the disposition the following two conditions have been met concurrently: (i) the Non-Resident Holder, Persons with whom the Non- Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a Person with whom the Non-Resident Holder does not deal at arm’s length, hold a membership interest directly or indirectly thorough one or more partnerships, or the Non-Resident Holder together with all such Persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Nevsun; and (ii) more than 50% of the fair market value of the Nevsun Share was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource property” as defined in the Tax Act; (c) “timber resource property” as defined in the Tax Act; and (d) options in respect of, or interests in, or for civil Law rights in, property in (a) to (c) whether or not such property exists.

Notwithstanding the foregoing, in certain circumstances as set out in the Tax Act, the Nevsun Shares could be deemed to be “taxable Canadian property” of the Non-Resident Holder.

Even if the Nevsun Shares are “taxable Canadian property” of a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Nevsun Shares will not be included in computing the Non-Resident

Holder’s income for purposes of the Tax Act provided that the Nevsun Shares constitute “treaty-protected property” as defined in the Tax Act. Nevsun Shares will generally be “treaty-protected property” to a Non-Resident Holder at the time of the disposition if the gain from the disposition of such Nevsun Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

In the event that the Nevsun Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder on the disposition thereof pursuant to the Offer, such Non-Resident Holder will realize a capital gain (or capital loss) generally computed in the manner described above under the subheading “– Holders Resident in Canada — Disposition of Nevsun Shares Pursuant to the Offer.” The Non-Resident Holder may be subject to tax under the Tax Act in respect of any such capital gain realized on the disposition and the Non-Resident Holder may be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs (unless the disposition is an “excluded disposition” as defined in the Tax Act).

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Nevsun Shares under the Offer.

Disposition of Nevsun Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

As described in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Compulsory Acquisition” and “Acquisition of Nevsun Shares Not Deposited Under the Offer – Compelled Acquisition,” the Offeror may, in certain circumstances, acquire Nevsun Shares not deposited pursuant to the Offer pursuant to the provisions of the BCBCA.

The Canadian federal income tax consequences to a Non-Resident Holder who disposes of Nevsun Shares in such circumstances generally will be the same as described under “– Holders Not Resident in Canada – Disposition of Nevsun Shares Pursuant to the Offer” except that in determining whether a Nevsun Share is “taxable Canadian property”, more stringent rules may be applied where the Nevsun Shares cease to be listed on a designated stock exchange (see subheading “– Holders Not Resident in Canada – Potential Delisting”).

Interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition or a Compelled Acquisition will generally not be subject to Canadian withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential Canadian federal income tax consequences to them of disposing of their Nevsun Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Nevsun Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction,” if the Offeror does not acquire all of the Nevsun Shares pursuant to the Offer, by means of a Compulsory Acquisition or by means of a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Nevsun Shares.

The Canadian federal income tax consequences under a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above.

A Non-Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or a capital loss, be deemed to receive a dividend or incur both results as discussed above under “– Holders Resident in Canada – Disposition of Nevsun Shares Pursuant to Subsequent Acquisition Transaction.” Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will generally be subject to taxation as described above under “Holders Not Resident In Canada – Disposition of Nevsun Shares Pursuant to the Offer” except that in determining whether a Nevsun Share is “taxable Canadian property”, more stringent rules may be applied where the Nevsun Shares cease to be listed on a designated stock exchange (see subheading “ – Holders Not Resident in Canada – Potential Delisting”).

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non- Resident Holder is resident. Where the Non-Resident Holder is a resident of the United States entitled to benefits under the Canada – United States Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Any interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of their Nevsun Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 11 of this Circular, “Information Concerning the Nevsun Shares – Effect of the Offer on the Market for and Listing of Nevsun Shares”, the Nevsun Shares may cease to be listed on the TSX following the completion of the Offer. Non-Resident Holders are cautioned that, if the Nevsun Shares are no longer listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) at the time of their disposition, the Nevsun Shares may constitute taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Nevsun Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties, and options in respect of, or interests in, or for civil Law rights in, any of the foregoing properties (whether or not such property exists).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Nevsun Shares could also be deemed to be taxable Canadian property to the Non-Resident Holder. Non-Resident Holders should consult their own tax advisors for advice as to whether their Nevsun Shares may constitute taxable Canadian property, having regard to their particular circumstances.

If the Nevsun Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition and are not treaty-protected property of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. Furthermore, if the Nevsun Shares are not listed on a recognized stock exchange at the time of their disposition, and are not “treaty protected property” of the Non-Resident Holder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless the Offeror has received a clearance certificate pursuant to section 116 of the Tax Act relating to the disposition of a Non-Resident Holder’s Nevsun Shares, the Offeror may deduct or withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Nevsun Shares under the Offer.

18.	Certain United States Federal Income Tax Considerations

The following sets forth the material U.S. federal income tax consequences of the disposition of the Nevsun Shares by a U.S. Holder (as defined below) pursuant to the Offer, a Compulsory Acquisition or a Compelled Acquisition. This discussion applies only to U.S. Holders. This summary is based upon U.S. federal income tax Laws, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations under the Code, published rulings and court decisions, and the Canada – United States Tax Convention (1980), as amended. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”), with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe below.

The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. Holder. It does not address all U.S. federal income tax considerations that might be relevant to all categories of U.S. Holders, certain of which (such as banks or other financial institutions, regulated investment companies, real estate investment trusts, insurance companies, dealers or traders in securities, tax-exempt entities, Persons holding the Nevsun Shares as part of a “straddle,” “hedge,” conversion or other integrated transaction, holders whose “functional currency” is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes or Persons holding the Nevsun Shares through a partnership or other pass-through entity, U.S. expatriates, individual holders liable for alternative minimum tax, U.S. Holders that hold Nevsun Shares other than as a capital asset within the meaning of Section 1221 of the Code, and U.S. Holders that own, or have owned, directly, indirectly or constructively, 10% or more of the voting securities of Nevsun) are subject to special tax treatment. This summary does not address estate and gift tax consequences or any non-U.S., state or local tax consequences of a disposition of the Nevsun Shares.

As used herein, a “U.S. Holder” means a beneficial owner of Nevsun Shares that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or a resident alien of the United States as determined for U.S. federal income tax purposes;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. Persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) holds Nevsun Shares, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. A partner in or owner of a partnership or other pass-through entity that is considering a disposition of Nevsun Shares should consult its own tax advisor regarding the tax consequences of disposing of the Nevsun Shares.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Nevsun Shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is given.

U.S. Holders should consult their own tax advisors concerning the application of the following rules to their particular situations, as well as the estate and gift tax consequences and the tax consequences to them under the laws of any other taxing jurisdiction.

Disposition of Nevsun Shares Pursuant to the Offer

Subject to the discussion below under “—Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss on the disposition of Nevsun Shares pursuant to the Offer as currently contemplated equal to the difference between the amount of cash received (determined in U.S. dollars as described below) and such U.S. Holder’s adjusted tax basis in such Nevsun Shares. Such gain or loss generally will constitute income or loss from sources within the U.S. for foreign tax credit limitation purposes, and will be long-term capital gain or loss if the Nevsun Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations.

In the case of a cash-basis U.S. Holder that receives Canadian dollars in connection with the sale of Nevsun Shares pursuant to the Offer, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to such Nevsun Shares, as determined on the settlement date of such disposition. If a U.S. Holder is an accrual-basis taxpayer, such U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a disposition of Nevsun Shares pursuant to the Offer, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes (in addition to any gain or loss realized on the disposition of Nevsun Shares pursuant to the Offer) equal to the difference between the U.S. dollar values of the Canadian dollars received on the date of such disposition and on the date of payment (i.e., the settlement date). Any such foreign currency gain or loss would be treated as ordinary income or loss and generally would be income or loss from U.S. sources for foreign tax credit purposes. If foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any foreign currency gain or loss upon such conversion. U.S. Holders should consult their own independent tax advisors regarding the U.S. tax consequences of acquiring, holding, and disposing of Canadian dollars.

Disposition of Nevsun Shares Pursuant to a Compulsory Acquisition or Compelled Acquisition

As described in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Compulsory Acquisition” and “Acquisition of Nevsun Shares Not Deposited Under the Offer – Compelled

Acquisition,” the Offeror may, in certain circumstances, acquire Nevsun Shares not deposited pursuant to the Offer pursuant to the provisions of the BCBCA. In general, the tax consequences to a U.S. Holder of a disposition of Nevsun Shares in such circumstances will be as described above under the heading “—Disposition of Nevsun Shares Pursuant to the Offer”. In addition, a portion of the actual payment received by a U.S. Holder exercising dissenters’ rights may be characterized as interest income (instead of capital gain or loss), in which case the U.S. dollar equivalent to the Canadian dollar amount of such portion generally would be included in ordinary income in accordance with the U.S. Holder’s method of accounting.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Nevsun Shares acquired pursuant to a Compulsory Acquisition or Compelled Acquisition.

Disposition of Nevsun Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction,” if the Offeror does not acquire all of the Nevsun Shares pursuant to the Offer, by means of a Compulsory Acquisition or by means of a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Nevsun Shares.

The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from the U.S. federal income tax consequences described herein for U.S. Holders who dispose of their Nevsun Shares pursuant to the Offer, a Compulsory Acquisition, or Compelled Acquisition. Accordingly, it is not possible to definitively comment as to the tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Nevsun Shares acquired pursuant to a Subsequent Acquisition Transaction.

Passive Foreign Investment Company Considerations

Special, generally adverse rules apply to the ownership and disposition of the stock of a passive foreign investment company (“PFIC”). A non-U.S. entity treated as a corporation for U.S. federal income tax purposes is a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain “look through” rules, either (a) at least 75% of its gross income is “passive” income or (b) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. “Passive income” generally includes, among other things, dividends, interest, certain royalties, rents, and gains from commodities and securities transactions and from the disposition of property that gives rise to passive income.

In a September 2016 filing with the U.S. Securities and Exchange Commission, Nevsun disclosed that it did not expect to be a PFIC for the taxable year ending December 31, 2016. The Offeror has made no independent determination as to whether Nevsun is or has been classified as a PFIC. Because the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question, no assurance can be provided that Nevsun is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder held Nevsun Shares.

If Nevsun is or was a PFIC during a U.S. Holder’s period of ownership of Nevsun Shares and such U.S. Holder has not made any election under the PFIC rules with respect to its Nevsun Shares, then any gain recognized by such holder on the disposition of the Nevsun Shares pursuant to the Offer generally would be allocated ratably to each day of such holder’s holding period for the Nevsun Shares. The amount of any such gain allocated to the taxable year of the disposition (or to a year prior to the first year in which Nevsun was a PFIC) would be treated for U.S. federal income tax purposes as ordinary income. The amounts allocated to any other taxable year would be subject to U.S. federal income tax at the highest rate of tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due for each such year.

The tax consequences described in the preceding paragraph could differ for any U.S. Holder that has made an election under the PFIC rules to treat Nevsun as a “qualified electing fund” or that has made a mark-to-market election with respect to such holder’s Nevsun Shares. In order for a U.S. Holder to have made a “qualified electing fund” election, Nevsun must have issued a PFIC Annual Information Statement to such U.S. Holder, setting forth certain information required for purposes of such U.S. Holder’s tax reporting. The Offeror has made no independent determination as to whether Nevsun will issue, or has issued, a PFIC Annual Information Statement with respect to a taxable year (if any) during which Nevsun was a PFIC, and no assurance can be provided that Nevsun will issue, or has issued, a PFIC Annual Information Statement for any such taxable year. Each U.S. Holder should consult an independent tax advisor regarding the application of the PFIC rules to such holder in connection with the Offer, including the effect of any “qualified electing fund” or mark-to-market election, if available, under the PFIC rules.

Foreign Tax Credit

A U.S. Holder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition or a Compelled Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Nevsun Shares generally will be U.S.-source gain for foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Nevsun Shares in the Offer (or a Compulsory Acquisition or a Compelled Acquisition).

Backup Withholding Tax and Information Reporting Requirements

U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received pursuant to the exchange of Nevsun Shares for cash. In general, a U.S. Holder will be subject to backup withholding if such holder receives a reportable payment and (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) the payor of such reportable payment is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt Persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts will be required to pay up to an additional 3.8% tax on capital gains from the disposition of their Nevsun Shares. U.S. Holders are urged to consult their own tax advisors regarding the possible application of this tax to their disposition of Nevsun Shares.

19.	Statutory Rights

Securities Law in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities Law of their province or territory for particulars of those rights or consult their legal advisors.

20.	Depositary

The Depositary will receive deposits of certificate(s) or DRS Statement(s) representing Nevsun Shares and accompanying Letters of Transmittal at its Toronto office specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing payment for Nevsun Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities Laws.

Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Nevsun Shares directly to the Depositary.

21.	Expenses of the Offer

The Offeror will be responsible for paying its fees and expenses in connection with the Offer and Circular including without limitation all legal, financial advisory, filing and printing costs incurred in connection with the Offer.

22.	Financial Advisor, Dealer Manager and Soliciting Dealer Group

TD Securities Inc. and GMP Securities Inc. have been retained by the Offeror to act as financial advisor to the Offeror with respect to the Offer.

The Offeror may, in its sole discretion, also retain the services of TD Securities Inc. and/or GMP Securities Inc. as dealer manager(s), or such other dealer manager as it determines, to form and manage a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer from Persons who are resident in Canada on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in a retainer agreement for such services. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”.

The Offeror expects that if a dealer manager is engaged and/or a Soliciting Dealer Group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by soliciting dealers, if any, may solicit their clients to deposit or tender their Nevsun Shares to the Offer. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Nevsun Share deposited or tendered to the Offer by clients of or served by the investment advisor or registered representative.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer. Shareholders should contact the Depositary or Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their Nevsun Shares with the Depositary.

Except as set out herein, the Offeror has not agreed to pay any fees or commissions to any broker, investment dealer or other Person for soliciting tenders of Nevsun Shares under the Offer; provided that the Offeror may make other arrangements with soliciting dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer period if it considers it appropriate to do so.

23.	Legal Matters

Certain legal matters will be passed upon by Cassels Brock & Blackwell LLP, the Offeror’s Canadian counsel, on matters of Ontario and British Columbia Law, the federal Laws of Canada applicable in Ontario and British Columbia and Canadian tax Laws. Certain legal matters in connection with the Offer relating to United States Law will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Offeror’s United States counsel. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, in the aggregate, less than 1% of the issued and outstanding securities of Nevsun, the Offeror and Lundin Mining.

24.	Directors’ Approval

The contents of the Offer and the Circular have been approved, and the sending of the Offer and Circular to the Shareholders and holders of Convertible Securities have been authorized, by each of the board of directors of the Offeror and the board of directors of Lundin Mining.

GLOSSARY

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“Acquiring Person” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan“;

“affiliate” has the meaning ascribed to that term in NI 62-104;

“allowable capital loss” has the meaning ascribed to that term in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations“;

“Alternative Transaction” means, in respect of Nevsun: (a) an amalgamation, merger, arrangement, consolidation, or any other transaction involving Nevsun, or an amendment to the terms of a class of its equity securities, as a consequence of which the interest of a holder of an equity security of Nevsun may be terminated without the holder’s consent, regardless of whether the equity security is replaced with another security, but does not include: (i) a consolidation of securities that does not have the effect of terminating the interests of holders of equity securities of Nevsun in those securities without their consent, except to an extent that is nominal in the circumstances, (ii) a circumstance in which Nevsun may terminate a holder’s interest in a security, under the terms attached to the security, for the purpose of enforcing an ownership or voting constraint that is necessary to enable Nevsun to comply with legislation, lawfully engage in a particular activity or have a specified level of Canadian ownership, or (iii) a transaction solely between or among Nevsun and one or more of its subsidiaries, (b) a sale, lease or exchange of all or substantially all the property of Nevsun if the sale, lease or exchange is not in the ordinary course of its business, but does not include a sale, lease or exchange solely between or among Nevsun and one or more of its subsidiaries;

“Applicable Securities Laws” means the Securities Act (British Columbia) and the regulations thereunder and all other applicable Canadian and United States securities Laws;

“associate” has the meaning ascribed to that term in NI 62-104;

“BCBCA” has the meaning ascribed thereto in Section 1 of the Offer “The Offeror”;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Nevsun Shares into the Depositary’s account at CDS or DTC, as applicable;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario and Vancouver, British Columbia;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee (which is at the date hereof CDS & Co.);

“CDS Participant” means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

“CDSX” means the clearing and settlement system for debt and equity securities in Canada;

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“Code” has the meaning ascribed to that term in Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Compelled Acquisition” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Compelled Acquisition”;

“Competing Permitted Bid” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“Competition Act” has the meaning ascribed thereto in Section 13 of the Circular, “Regulatory Matters”;

“Compulsory Acquisition” has the meaning ascribed to that term in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Convertible Securities” means options, warrants, and all other securities exercisable for, convertible into or exchangeable for Nevsun Shares, other than the SRP Rights;

“Court” means the Court Supreme Court of British Columbia;

“CRA” has the meaning ascribed to that term in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Depositary” means Kingsdale Partners LP, operating as Kingsdale Advisors;

“Deposited Nevsun Shares” has the meaning ascribed thereto in Section 3 of the Offer “Manner of Acceptance - Dividends and Distributions”;

“Dissenting Offeree” has the meaning ascribed to that term in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer “Manner of Acceptance - Dividends and Distributions”;

“DTC” means The Depository Trust Company;

“Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks in Canada or the United States;

“Expiry Date” means November 9, 2018 or such earlier or later date or dates to which the Offer may be abridged or extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Variation or Change of the Offer”;

“Expiry Time” means, in respect of the Offer, 5:00 p.m. (Toronto time) on the Expiry Date;

“Flip-in Event” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“Governmental Entity” means: (a) any international, supranational, national, federal, state, provincial, territorial, municipal, local (or other political subdivision of the foregoing) entity exercising any executive, legislative, judicial, regulatory, administrative or quasi-governmental function, including any agency, board, body, bureau, court, tribunal (whether public or private) commission (including any securities commission) or any central bank (or similar monetary or regulatory authority) or other entity acting on behalf of or with delegated authority from any of the foregoing; (b) any stock exchange; or (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing established to perform a duty or function on its behalf;

“Holder” has the meaning ascribed to that term in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Independent Shareholders” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“Information Agent” means Kingsdale Partners LP, operating as Kingsdale Advisors;

“Intermediary” means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 of the Canadian Securities Administrators, as amended) that holds securities on behalf of a Person who is not the registered holder thereof;

“IRS” has the meaning ascribed to that term in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“joint actor” has the meaning ascribed to that term in MI 61-101;

“Laws” means laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and Circular to be delivered by holders of Nevsun Shares to the Depositary to effect the tender of Nevsun Shares pursuant to the Offer;

“Lundin Mining” means Lundin Mining Corporation, a corporation incorporated under the Laws of Canada;

“Mandatory Extension Period” has the meaning ascribed thereto in Section 6 of the Offer, “Take Up and Payment for Deposited Nevsun Shares”;

“Market Price” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“Material Adverse Effect” means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate, (i) is, or could reasonably be expected to be, material and adverse to the assets, liabilities (whether absolute, accrued, conditional or otherwise and including, without limitation, any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, financial condition, prospects, rights or status for tax purposes of Nevsun, its subsidiaries and its material joint ventures, taken as a whole, (ii) could reasonably be expected to reduce the anticipated economic value to the Offeror and/or Lundin Mining of the acquisition of the Nevsun Shares or make it inadvisable for, or impair the ability of, the Offeror and/or Lundin Mining to proceed with the Offer and/or with taking up and paying for Nevsun Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction, or (iii) could, if the Offer or any

Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, be material and adverse to the Offeror or any of its affiliates, including Lundin Mining, or which could limit, restrict or impose limitations or conditions on the ability of the Offeror or any of its affiliates, including Lundin Mining, to own, operate or effect control over Nevsun or any material portion of the business or assets of Nevsun or its subsidiaries or material joint ventures or would compel the Offeror or any of its affiliates, including the Lundin Mining, to dispose of or hold separate any material portion of the business or assets of Nevsun or its subsidiaries or material joint ventures;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Nevsun” means Nevsun Resources Ltd., an company existing under the BCBCA;

“Nevsun Board” means the board of directors of Nevsun;

“Nevsun Shares” means the issued and outstanding common shares of Nevsun, including, without limitation, common shares of Nevsun issued on the exercise, conversion or exchange of Convertible Securities, and “Nevsun Share” means any one common share of Nevsun;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaces from time to time;

“Non-Resident Holder” has the meaning ascribed to that term in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“Notice” has the meaning ascribed to that term in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”;

“NYSE MKT” means NYSE American;

“Offer” means the offer to purchase all of the issued and outstanding Nevsun Shares, the terms of which are set forth in the accompanying Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offer to Acquire” shall include: (i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and (ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited; or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

“Offeror” means 1172628 B.C. Ltd., a company incorporated under the Laws of British Columbia;

“Offeror’s Notice” has the meaning ascribed to that term in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”;

“Optional Extension Periods” has the meaning ascribed thereto in the Summary Section of the Offer, “Payment for Deposited Nevsun Shares”;

“Permitted Bid” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Person of Concern” means: (a) a Government Official; (b) a political party, an official of a political party (including any member of an advisory council or executive council of a political party), or a candidate for political office; (c) an immediate family member, such as a parent, spouse, sibling, or child of a person in category (a) or (b) above; or (d) an agent or intermediary of any person in the foregoing categories;

“PFIC” has the meaning ascribed to that term in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Purchased Securities” has the meaning ascribed to that term in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“Record Time” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“Resident Holder” has the meaning ascribed to that term in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Rights Certificates” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“Securities Regulatory Authorities” means the TSX, the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Separation Time” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“Shareholders” means holders of Nevsun Shares other than the Offeror or affiliates of the Offeror;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of June 8, 2011 and ratified by Shareholders on May 22, 2014 and May 3, 2017 entered into between Nevsun and the SRP Rights Agent, and any shareholder rights plan adopted by Nevsun after that date;

“SRP Exercise Price” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“SRP Rights” mean the rights issued pursuant to the Shareholder Rights Plan, and “SRP Right” means any one of them;

“SRP Rights Agent” means Computershare Trust Services Inc., the rights agent under the Shareholder Rights Plan;

“Statutory Minimum Condition” has the meaning ascribed to that term in Section 4 of the Offer, “Conditions of the Offer”;

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, an early warning report filed pursuant to Applicable Securities Laws) by Nevsun or a Person of facts indicating that any Person has become an Acquiring Person;

“Subsequent Acquisition Transaction” has the meaning ascribed to that term in Section 14 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”;

“Take-over Bid” means, for the purposes of the Shareholder Rights Plan, an Offer to Acquire Voting Shares or convertible securities (or both) if, assuming that the Voting Shares or convertible securities that are the subject of the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the outstanding Voting Shares;

“Tax Act” has the meaning ascribed to that term in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning ascribed to that term in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed to that term in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Trading Day” has the meaning ascribed thereto in Section 16 of the Circular, “Shareholder Rights Plan”;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning ascribed to that term in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”; and

“Voting Shares” means, for the purposes of the Shareholder Rights Plan, collectively, the common shares of Nevsun and any other shares of capital stock or voting interests of Nevsun entitled to vote generally in the election of all directors.

CONSENT OF CASSELS BROCK & BLACKWELL LLP

To: The Board of Directors of 1172628 B.C. Ltd. and Lundin Mining Corporation:

We hereby consent to the reference to our opinion contained under Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, accompanying the Offer dated July 26, 2018 by 1172628 B.C. Ltd. to the holders of common shares of Nevsun Resources Ltd.

Toronto, Ontario

July 26, 2018

(Signed) “CASSELS BROCK & BLACKWELL LLP”

APPROVAL AND CERTIFICATE OF 1172628 B.C. LTD.

DATED: July 26, 2018

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of common shares of Nevsun Resources Ltd. has been authorized by the board of directors of 1172628 B.C. Ltd.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Marie Inkster” Chief Executive Officer	(signed) “Jinhee Magie” Chief Financial Officer

On behalf of the Board of Directors

(signed) “Annie Laurenson”

Director

APPROVAL AND CERTIFICATE OF LUNDIN MINING CORPORATION

DATED: July 26, 2018

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of common shares of Nevsun Resources Ltd. has been authorized by the board of directors of Lundin Mining Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Paul K. Conibear” President and Chief Executive Officer	(signed) “Marie Inkster” Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) “Donald Charter” Director	(signed) “Catherine Stefan” Director

Questions? Need Help Tendering?

Please contact our Depositary and Information Agent,

Kingsdale Advisors

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY 1172628 B.C. LTD., A WHOLLY OWNED SUBSIDIARY OF LUNDIN MINING CORPORATION TO PURCHASE ALL OUTSTANDING COMMON SHARES TOGETHER WITH THE ASSOCIATED RIGHTS ISSUED AND OUTSTANDING UNDER THE SHAREHOLDER RIGHTS PLAN OF NEVSUN RESOURCES LTD. (INCLUDING ANY COMMON SHARES THAT MAY BECOME ISSUED AND OUTSTANDING AFTER THE DATE OF THE OFFER BUT PRIOR TO THE EXPIRY TIME (AS DEFINED HEREIN)).

LETTER OF TRANSMITTAL

for the deposit of common shares of

NEVSUN RESOURCES LTD.

under the Offer dated July 26, 2018 made by

1172628 B.C. LTD.

a wholly owned subsidiary of

LUNDIN MINING CORPORATION

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON NOVEMBER 9, 2018 (THE “EXPIRY TIME”) UNLESS THE OFFER IS ACCELERATED, EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1.  YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING COMMON SHARES AND, IF APPLICABLE, RIGHTS CERTIFICATES;

2.  YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.  YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

SHAREHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal (the “Letter of Transmittal”), properly completed and executed, together with all other required documents, is to be used to deposit common shares (the “Nevsun Shares”), of Nevsun Resources Ltd. (“Nevsun”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Nevsun (the “Shareholder Rights Plan”) under the offer dated July 26, 2018 (the “Offer”) made by 1172628 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Lundin Mining Corporation, to purchase, upon and subject to the terms and conditions of the Offer, all of the issued and outstanding Nevsun Shares, together with all associated SRP Rights, including all Nevsun Shares that may become issued and outstanding after the date of the Offer, but before the Expiry Time, upon exercise, conversion or exchange of options, warrants or other securities of Nevsun that are exercisable for, convertible into or exchangeable for Nevsun Shares, other than SRP Rights, and must be received by Kingsdale Advisors (the “Depositary”) at or prior to the Expiry Time at its office specified below. Pursuant to the Offer, holders of Nevsun Shares (the “Shareholders”) will receive C$4.75 in cash for each Nevsun Share held.

Shareholders may also accept the Offer by following the procedures for a book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying

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Agent’s Message. Shareholders who accept the Offer through book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Nevsun Shares are deposited by way of book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the Person on whose behalf that book-entry transfer is made (notwithstanding that such Person has not executed a Letter of Transmittal).

If a Shareholder wishes to deposit Nevsun Shares pursuant to the Offer and: (i) the certificate(s) or DRS Statement(s) representing such Nevsun Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s) and DRS Statement(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Nevsun Shares may nevertheless be deposited under the Offer in compliance with the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery (printed on YELLOW paper) accompanying the Offer and Circular. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and take-over bid circular dated July 26, 2018 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Nevsun Shares that is (a) an individual citizen or resident of the United States, for U.S. federal income tax purposes, (b) a corporation, partnership or other entity taxable as a corporation or partnership created or organized under the Laws of the United States or any State thereof, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Nevsun Shares with the Depositary may be directed to the Depositary. Their contact details are provided at the end of this document. Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary should immediately contact that Intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other Intermediaries promptly if they wish to tender.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 7 BELOW, “FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 7 BELOW.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:              1172628 B.C. LTD., a wholly owned subsidiary of LUNDIN MINING CORPORATION

AND TO:    KINGSDALE ADVISORS

The undersigned delivers to you the enclosed certificate(s) or DRS Statement(s) representing Nevsun Shares deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Nevsun Shares upon the terms and conditions contained in the Offer and this Letter of Transmittal and hereby assigns all right, title and interest therein to the Offeror. Unless waived by the Offeror, Shareholders are required to deposit the SRP Right associated with each Nevsun Share prior to the Expiry Time in order to effect a valid deposit of such Nevsun Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. The undersigned understands that by depositing Nevsun Shares to the Offer, the undersigned will be deemed to have deposited all SRP Rights associated with such Nevsun Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s) or DRS Statement(s):

NEVSUN SHARES (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)*	Name(s) in Which Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s) or DRS Statement(s))**	Number of Nevsun Shares Represented by Certificate(s) or DRS Statement(s)***	Number of Nevsun Shares Deposited***

TOTAL:

SRP RIGHTS (To be completed if necessary.)
Certificate Number(s) (if available)*	Name(s) in which Registered (please fill in exactly as name(s) appear(s) on Certificate(s) or DRS Statement(s))**	Number of SRP Rights Represented by Certificate or DRS Statement***	Number of SRP Rights Deposited****

TOTAL:

*

A certificate number does not need to be provided if the Nevsun Shares are represented by a DRS Statement. The Direct Registration System (DRS) is a system that allows shares to be held in book-entry form without having a physical share certificate issued as evidence of ownership. Instead, shares are held and registered electronically in the record systems of an issuer’s transfer agent, which can be confirmed in the DRS Statement.

**

If Nevsun Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder. See Instruction 3 of this Letter of Transmittal, “Signatures”.

***

Unless otherwise indicated, the total number of Nevsun Shares evidenced by all certificates or DRS Statements delivered will be deemed to have been deposited. See Instruction 6 below, “Partial Deposits”.

****

The following procedures must be followed in order to effect the valid delivery of Rights Certificates: If the Separation Time does not occur prior to the Expiry Time, a deposit of Nevsun Shares will also constitute a deposit of the associated SRP

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Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by Nevsun to the Shareholders prior to the time that the undersigned’s Nevsun Shares are deposited pursuant to the Offer, in order for the Nevsun Shares to be validly deposited, Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited, in proper form for transfer, must be delivered with this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Nevsun Shares (as defined below) and, in the case of DTC accounts, this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Nevsun Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. In any case, a deposit of Nevsun Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited pursuant to the Offer or, if available, a Book-Entry Confirmation, to the Depositary at its office in Toronto, Ontario, Canada as specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive, prior to taking-up the Nevsun Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights or, if available, a Book-Entry Confirmation at least equal in number to the Nevsun Shares deposited by the undersigned.

The undersigned acknowledges receipt of the Offer and Circular and acknowledges and agrees that there will be a binding agreement between the undersigned and the Offeror effective immediately following the time at which the Offeror takes up the Nevsun Shares covered by this Letter of Transmittal (the “Deposited Nevsun Shares”) and delivers them to the Depositary in accordance with the terms and subject to the conditions of the Offer and this Letter of Transmittal.

The undersigned represents and warrants that:

(a)

the undersigned has full power and authority to deposit, sell, assign and transfer (i) the Deposited Nevsun Shares, and (ii) all rights and benefits arising from such Deposited Nevsun Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests, including SRP Rights which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Nevsun Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”) being deposited and all interests therein;

(b)	the undersigned has good title to and is the beneficial owner of the Deposited Nevsun Shares (and any Distributions) being deposited within the meaning of Applicable Securities Laws;

(c)	the deposit of such Deposited Nevsun Shares (and any Distributions) complies with Applicable Securities Laws;

(d)

the Deposited Nevsun Shares (and any Distributions) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Nevsun Shares (and any Distributions), to any other Person;

(e)

when the Deposited Nevsun Shares (and any Distributions) are taken up and paid for by the Offeror, the Offeror will acquire good title to the Deposited Nevsun Shares (and any Distributions) free and clear of all security interests, liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons; and

(f)

the foregoing representations and warranties shall survive the completion of the Offer and the delivery to the Depositary of the Nevsun Shares or Rights Certificates deposited under the Offer and any applicable Distributions.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights in respect of the Nevsun Shares described in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Nevsun Shares and (unless the deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”) delivers to the Offeror the enclosed Nevsun Share certificate(s) and/or DRS Statement(s) and Rights Certificate(s), if applicable, representing the Deposited Nevsun Shares and deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Nevsun Shares, and in and to all rights and benefits arising from the Deposited Nevsun Shares, including, without limitation, the SRP Rights, whether or not separated from the Nevsun Shares, and any and all Distributions.

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The undersigned acknowledges that under certain circumstances the Offeror may, among other things, (i) vary the terms of the Offer, including, without limitation, by extending or abridging the period during which Nevsun Shares may be deposited under the Offer where permitted by Law (see Section 5 of the Offer, “Variation or Change of the Offer”), or (ii) make such adjustments as it considers appropriate to the consideration payable by the Offeror and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any changes on or after the date of the Offer in the Nevsun Shares or Nevsun’s capitalization (see Section 11 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Nevsun should declare, set aside or pay any dividend or other Distribution, which is payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its Intermediary or transferee on the securities register maintained by or on behalf of Nevsun in respect of Nevsun Shares accepted for purchase under the Offer, then the Offeror may reduce the consideration payable by the Offeror pursuant to the Offer or the undersigned may be required to promptly transfer to the Offeror such Distributions, all in accordance with the terms of the Offer (see Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”).

If the Separation Time does not occur prior to the Expiry Time, a deposit of Nevsun Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by Nevsun to the Shareholders prior to the time that the holder’s Nevsun Shares are deposited pursuant to the Offer, in order for the Nevsun Shares to be validly deposited, Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited must be delivered with this Letter of Transmittal or, if available, a Book-Entry Confirmation, to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Nevsun Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, “Procedure for Guaranteed Delivery”.

In any case, a deposit of Nevsun Shares constitutes an agreement by the undersigned to deliver RightsCertificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited pursuant to the Offer or, if available, a Book-Entry Confirmation, to the Depositary at its office in Toronto, Ontario, Canada as specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive, prior to taking-up the Nevsun Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights or, if available, a Book-Entry Confirmation at least equal in number to the Nevsun Shares deposited by the undersigned.

The undersigned irrevocably constitutes and appoints effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Nevsun Shares, the Offeror, each director and officer of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Nevsun Shares, which Deposited Nevsun Shares upon being taken up are, together with any Distribution thereon, hereinafter referred to as the “Purchased Securities”), with respect to such Purchased Securities, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities on the appropriate registers maintained by or on behalf of Nevsun;

(b)

to exercise any and all rights of such Purchased Securities including, without limitation, the right to vote any and all of such Purchased Securities, the right to execute and deliver (provided the same is not contrary to Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise and including any counterparts thereof), consents and directions in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, the right to revoke any such instruments, authorizations, requisitions, resolutions, consents or directions, given prior to or after the Effective Time, and the right to designate in any such instruments, authorizations, requisitions, resolutions, consents and directions, any Person or Persons as the proxy of such Shareholder or proxy nominee in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment or postponement

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thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Nevsun;

(c)

to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, and holder of such Purchased Securities and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of such Shareholder in respect of such Distributions for all purposes;

(d)	to exercise any rights of a holder of Purchased Securities with respect to such Purchased Securities; and

(e)

to execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities to the Offeror.

The undersigned accepts the Offer under the terms of this Letter of Transmittal (including by book-entry transfer) and revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Nevsun Shares or any Distribution, and agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Nevsun Shares or any Distribution by or on behalf of the undersigned unless the Deposited Nevsun Shares are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Nevsun Shares”.

The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment(s) or postponement(s) thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Nevsun and, except as may be agreed to by the Offeror in writing, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations, consents and directions in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations, consents and directions the Person or Persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorization or consents may be given by such Person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority herein conferred or agreed to be conferred is, to the extent permitted by Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of Persons who have deposited Nevsun Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Persons depositing Nevsun Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Nevsun Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary by issuing, or causing to be issued, a cheque (except for payments in excess of C$25 million, which will be made by wire transfer, as set out below) payable in Canadian funds in the amount to which the Shareholder depositing Nevsun Shares is entitled.

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Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Nevsun Shares so deposited. Unless the undersigned instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such Shareholder at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Nevsun. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid by the Offeror or the Depositary by reason of any delay in making payments for any Nevsun Shares to any Person on account of Nevsun Shares accepted for payment under the Offer.

Pursuant to rules of the Canadian Payments Association, a C$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of C$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of C$25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any Deposited Nevsun Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (i) sending certificates or DRS Statements representing the Nevsun Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Nevsun; or (ii) in the case of Nevsun Shares deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”, crediting such Nevsun Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigne, le soussigne est repute avoir requis que tout contrat atteste par l’offre et son acceptation par cette lettre d’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE CHEQUE IN THE NAME OF: (please print or type)

(Name)

(E-mail Address)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance or Social Security Number)

BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE (Unless Block D is checked) TO: ☐ Same as address in Block A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance or Social Security Number)
* The delivery instructions given in this Block B will also be used to return certificate(s) representing Nevsun Shares if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER U.S. residents/citizens must provide their Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 7 below, “Form W-9 for U.S. Shareholders Only”, for further details.

BLOCK D SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐   CHECK HERE IF NEVSUN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

Window Ticket Number (if any):

BLOCK F

U.S. SHAREHOLDERS – TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER, ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR HAVE A U.S. ADDRESS:

☐   The Person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or

☐   The Person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE (I) A U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE AND SUBMIT TO THE DEPOSITARY THE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 7 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

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BLOCK G

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered Shareholder(s) exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) or DRS Statement(s) representing the Deposited Nevsun Shares and Rights Certificate(s), if applicable, or on a security position listing or by Person(s) authorized to become registrant holder(s) by certificate(s) and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

This properly completed and executed Letter of Transmittal, with the signature(s) guaranteed, if required by Instruction 3 below, together with the accompanying certificate(s) or DRS Statement(s) representing the Deposited Nevsun Shares (or, alternatively, Book-Entry Confirmation with respect thereto), and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)

The method used to deliver this Letter of Transmittal, any accompanying certificate(s) or DRS Statement(s) representing Nevsun Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)

Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary should immediately contact that Intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Nevsun Shares under the Offer and: (i) the certificate(s) or DRS Statement(s) representing the Nevsun Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s) or DRS Statement(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Nevsun Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)

a properly completed and duly executed Notice of Guaranteed Delivery (printed on YELLOW paper) in the form accompanying this Letter of Transmittal, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario, Canada as specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)

the certificate(s) or DRS Statement(s) representing all Deposited Nevsun Shares in proper form for transfer and, if the Separation Time has occurred at or prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Nevsun Shares and, in the case of DTC accounts, this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof, and all other documents required by the terms of the Offer and this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario, Canada as specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time; and

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(d)

in the case of SRP Rights, where the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited SRP Rights and, in the case of DTC accounts, this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof, and all other documents required by the terms of the Offer and this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario as specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after Rights Certificates are distributed to Shareholders.

If a Shareholder delivered a Notice of Guaranteed Delivery in respect of Nevsun Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in this Letter of Transmittal.

The Notice of Guaranteed Delivery must be delivered by hand or courier or mailed to the Depositary at its office at 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2, as specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) or DRS Statement(s) representing Nevsun Shares and all other required documents to an address other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Notices of Guaranteed Delivery submitted through CDSX will be received and accepted once the Nevsun Shares are available and within two trading days after the Expiry Date.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks in Canada or the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 4 below).

(a)

If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s) or DRS Statement(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) or DRS Statement(s) without any change whatsoever, and the certificate(s) or DRS Statement(s) need not be endorsed. If such deposited certificate(s) or DRS Statement(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

(b)

Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a Person other than the registered holder(s) of the accompanying certificate(s) or DRS Statement(s), or if this Letter of Transmittal is executed other than exactly as the name of the registered Shareholder appears on the share certificate or DRS Statement, or if the cheque(s) is (are) to be issued or sent to a Person other than the registered holder(s), or if the certificate(s) or DRS Statement(s) representing Nevsun Shares in respect of which the Offer is not being accepted is (are) to be returned to a Person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Nevsun:

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(i)

the accompanying certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)

the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) or DRS Statement(s); and

(iii)	such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal, or any share certificate of DRS Statement or share transfer power of attorney is executed by a Person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other Person acting in a representative capacity, such Person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

If any cheque(s) is (are) to be sent to or if certificate(s) or DRS Statement(s) representing Nevsun Shares in respect of which the Offer is not being accepted is (are) are to be returned to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Nevsun. Any share certificate(s) or DRS Statement(s) and/or cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Partial Deposits

If fewer than the total number of Nevsun Shares evidenced by any certificate(s) or DRS Statement(s) submitted is to be deposited, fill in the number of Nevsun Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) or DRS Statement(s) for the number of Nevsun Shares not deposited under the Offer will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Nevsun Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to Shareholders who deposit their Nevsun Shares by book-entry transfer.

7.	Form W-9 for U.S. Shareholders Only

United States federal income tax Law generally requires a U.S. Shareholder who receives cash in exchange for Nevsun Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 24% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return and complying with all other necessary requirements.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the Form W-9 set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN), (2) that (i) the Shareholder

13

is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he or she is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN on Form W-9, check the appropriate box for “Exempt Payee”, and sign and date the form. See the instructions on Form W-9 (the “W-9 Instructions”) for additional instructions.

If Nevsun Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Instructions for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Instructions for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in the Form W-9; and (iii) sign and date the Form W-9. In such case, the Depositary may withhold 24% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS AND COMPLYING WITH ALL OTHER NECESSARY REQUIREMENTS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

8.	Currency of Payment

All cash payments under the Offer will be made in Canadian dollars.

9.	Miscellaneous

(a)

If the space in this Letter of Transmittal is insufficient to list all certificates representing Nevsun Shares or Rights Certificates, additional certificate and number of Nevsun Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Nevsun Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be properly completed and executed for each different registration.

(c)

Subject to paragraph (f) below, no alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of Deposited Nevsun Shares for payment, except as required by Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable

14

therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(f)

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Nevsun Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Nevsun Shares or any notice of withdrawal. There shall be no duty or obligation of the Offeror or the Depositary or any other Person to give notice of any defect or irregularity in any deposit of any Nevsun Shares and any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(g)

Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

(h)

The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Nevsun Shares under the Offer, other than to the Depositary and except as otherwise set out in the accompanying Offer and Circular.

10.	Lost Certificates

If a certificate representing Nevsun Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to the registrar and transfer agent for the Nevsun Shares so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Nevsun Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Nevsun Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

11.	Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Nevsun Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document. Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary should immediately contact that Intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

SHAREHOLDERS SHOULD CONTACT THE DEPOSITARY THEIR BROKER OR OTHER FINANCIAL ADVISOR FOR ASSISTANCE IN ACCEPTING THE OFFER COMPLETING THIS LETTER OF TRANSMITTAL AND DEPOSITING NEVSUN SHARES WITH THE DEPOSITARY.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES OR DRS STATEMENTS REPRESENTING THE NEVSUN SHARES AND ALL OTHER REQUIRED

15

DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

12.	Privacy Notice

The Depositary has advised the Company as follows: the Depositary is committed to protecting Shareholders’ personal information. In the course of providing services, the Depositary receives certain non-public personal information about Shareholders. This information could include the Shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer accounts and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code with more details of its information practices and how Shareholders’ privacy is protected. It is available at the Depositary’s website, www.kingsdaleadvisors.com, or by writing to the Depositary at 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2. The Depositary will use the information a Shareholder is providing on this form in order to process the Shareholder’s acceptance and will treat the Shareholder’s signature(s) on this form as the Shareholder’s consent to the above.

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Form W-9 (Rev. November 2017) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification ▶ Go to www.irs.gov/FormW9 for instructions and the latest information.	Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.	1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the followingseven boxes.

4 Exemptions (codes apply only
to certain entities, not individuals;
see instructions on  page 3):

Exempt payee code (if any

Exemption from FATCA reporting
code (if any)

(Applies to accounts maintained outside the  U.S.)

	☐	Individual/sole proprietor	☐	C Corporation	☐	S Corporation	☐	Partnership	☐	Trust/estate
or single-member LLC
	☐	Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶
☐

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

Other (see instructions) ▶

	5 Address (number, street, and apt. or suite no.) See instructions.						Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later.

Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter.

Social security number

	–	–
or
Employer identification number

–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (defined below); and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later.

Cat. No. 10231X	Form W-9 (Rev. 11-2017)

Form W-9 (Rev. 11-2017)	Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships, earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 11-2017)	Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in

Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single- member LLC

• LLC treated as a partnership for U.S. federal tax purposes,

• LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or

• LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.

Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1 – An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2 – The United States or any of its agencies or instrumentalities

3 – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4 – A foreign government or any of its political subdivisions, agencies, or instrumentalities

5 – A corporation

6 – A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7 – A futures commission merchant registered with the Commodity

Futures Trading Commission

8 – A real estate investment trust

9 – An entity registered at all times during the tax year under the Investment Company Act of 1940

10 – A common trust fund operated by a bank under section 584(a)

11 – A financial institution

12 – A middleman known in the investment community as a nominee or custodian

13 – A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 11-2017)	Page 4

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,0001	Generally, exempt payees 1 through 52
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B – The United States or any of its agencies or instrumentalities

C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E – A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G – A real estate investment trust

H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I – A common trust fund as defined in section 584(a)

J – A bank as defined in section 581

K – A broker

L – A trust exempt from tax under section 664 or described in section 4947(a)(1)

M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 11-2017)	Page 5

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:

1.	Individual	The individual

2.	Two or more individuals (joint account) other than an account maintained by dan FFI	The actual owner of the account or, if combined funds, the first individual on the account [1]

3.	Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account

4.	Custodial account of a minor (Uniform Gift to Minors Act)	The minor [2]

5.	a. The usual revocable savings trustb. So-called trust account that is not a legal or valid trust under state law (grantor is also trustee)	The grantor-trustee [1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner1

6.	Sole proprietorship or disregarded entity owned by an individual	The owner [3]

7.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor *
For this type of account:		Give name and EIN of:

8.	Disregarded entity not owned by an individual	The owner

9.	A valid trust, estate, or pension trust	Legal entity [4]

10.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation

11.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

12.	Partnership or multi-member LLC	The partnership

13.	A broker or registered nominee	The broker or nominee

For this type of account:		Give name and EIN of:
14.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

15.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier.

*Note: The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

● Protect your SSN,

● Ensure your employer is protecting your SSN, and

● Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 11-2017)	Page 6

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027.

Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

The Depositary for the Offer is:

KINGSDALE ADVISORS

By Mail	By Registered Mail, Hand or by Courier

KINGSDALE ADVISORS 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	KINGSDALE ADVISORS 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

Any questions or requests for assistance or additional copies of this Letter of Transmittal and the Offer to Purchase and Circular may be directed by holders of Nevsun Shares to Kingsdale, the Depositary and Information Agent at their telephone number and location set out above. You may also contact your broker, dealer, commercial bank or trust company or other Intermediary for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY 1172628 B.C. LTD., A WHOLLY OWNED SUBSIDIARY OF LUNDIN MINING CORPORATION TO PURCHASE ALL OUTSTANDING COMMON SHARES TOGETHER WITH THE ASSOCIATED RIGHTS ISSUED AND OUTSTANDING UNDER THE SHAREHOLDER RIGHTS PLAN OF NEVSUN RESOURCES LTD. (INCLUDING ANY COMMON SHARES THAT MAY BECOME ISSUED AND OUTSTANDING AFTER THE DATE OF THE OFFER BUT PRIOR TO THE EXPIRY TIME (AS DEFINED HEREIN)).

NOTICE OF GUARANTEED DELIVERY

for the deposit of common shares of

NEVSUN RESOURCES LTD.

under the Offer dated July 26, 2018 made by

1172628 B.C. LTD.

a wholly owned subsidiary of

LUNDIN MINING CORPORATION

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON NOVEMBER 9, 2018 (THE “EXPIRY TIME”) UNLESS THE OFFER IS ACCELERATED, EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

1.  YOUR CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING COMMON SHARES ARE NOT IMMEDIATELY AVAILABLE;

2.  YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK-ENTRY TRANSFER OF YOUR COMMON SHARES ON A TIMELY BASIS; OR

3.  YOU ARE NOT ABLE TO DELIVER YOUR CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING COMMON SHARES ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated July 26, 2018 (the “Offer”) made by 1172628 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Lundin Mining Corporation, to purchase all of the issued and outstanding common shares (the “Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Nevsun (the “Shareholder Rights Plan”) including Nevsun Shares that may become issued and outstanding after the date of the Offer, but prior to the Expiry Time upon exercise, conversion or exchange of options, warrants or other securities of Nevsun that are exercisable for, convertible into or exchangeable for Nevsun Shares, other than SRP Rights, if: (a) certificate(s) or DRS Statement(s) representing the Nevsun Shares to be deposited are not immediately available; (b) the holder of the Nevsun Shares (the “Shareholder”) cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (c) if the Shareholder is not able to deliver the certificate(s) or DRS Statement(s) and all other required documents to Kingsdale Advisors (the “Depositary”) at or prior to the Expiry Time at its office specified below. Pursuant to the Offer, Shareholders will receive C$4.75 in cash, for each Nevsun Share held.

The terms and conditions of the Offer and the Letter of Transmittal are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and take-over bid circular dated July 26, 2018 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Nevsun Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document. Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary should immediately contact that Intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other Intermediaries promptly if they wish to tender.

1

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Nevsun Shares under the Offer and: (i) the certificate(s) or DRS Statement(s) representing the Nevsun Shares are not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s) or DRS Statement(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Nevsun Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)

a properly completed and duly executed Notice of Guaranteed Delivery, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario, Canada specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)

the certificate(s) or DRS Statement(s) representing all deposited Nevsun Shares in proper form for transfer and, if the Separation Time has occurred prior to the Expiry Time and certificates representing SRP Rights (the “Rights Certificates”) have been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and executed Letter of Transmittal, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited Nevsun Shares and, in the case of DTC accounts, a Letter of Transmittal, properly completed and duly executed, including signature guarantee, if required or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the Toronto Stock Exchange (“TSX”) after the Expiry Time; and

(d)

in the case of SRP Rights, where the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to the Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required in accordance with the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited SRP Rights and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario, Canada as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after Rights Certificates are distributed to Shareholders.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks in Canada or the United States.

The undersigned understands and acknowledges that payment for Nevsun Shares deposited and taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of: (i) certificates or DRS Statement(s) representing such Nevsun Shares and, if applicable, the Rights Certificates (or, the case of a book-entry transfer, a Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal, with any signatures guaranteed, if so required or, in the case of a book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal, with any signatures guaranteed, if so required, or an Agent’s Message in lieu thereof, and (iii) all other documents required by the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time.

The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary on the purchase price of the Nevsun Shares purchased by the Offeror under the Offer, regardless of any delay in making such payment, and that the consideration for the Nevsun Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Nevsun Shares delivered to the Depositary prior to the Expiry Time, even if the certificate(s) or DRS Statement(s) representing all of the deposited Nevsun Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Nevsun Shares is not made, until after the take-up and payment for the Nevsun Shares under the Offer.

2

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE (WITH ORIGINAL TO FOLLOW) OR MAILED TO THE DEPOSITARY AT ITS OFFICE SPECIFIED BELOW AT OR PRIOR TO THE EXPIRY TIME AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING NEVSUN SHARES (AND, IF APPLICABLE, RIGHTS CERTIFICATE(S)) AND ALL OTHER REQUIRED DOCUMENTS TO ANY OFFICE OTHER THAN THE OFFICE OF THE DEPOSITARY SPECIFIED BELOW DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

By Mail:	By Hand or by Courier:	By Facsimile Transmission (with Original to Follow):

KINGSDALE ADVISORS 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario, M5X 1E2	KINGSDALE ADVISORS 130 King Street West, Suite 2950 Toronto, Ontario, M5X 1E2	416-867-2271 1-866-545-5580 Corpaction@Kingsdaleadvisors.com

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) OR DRS STATEMENT(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING THE NEVSUN SHARES (AND, IF APPLICABLE, THE RIGHTS CERTIFICATE(S)) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES OR DRS STATEMENTS REPRESENTING NEVSUN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES OR DRS STATEMENTS FOR NEVSUN SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

DEPOSITS OF NEVSUN SHARES WILL NOT BE ACCEPTED FROM OR ON BEHALF OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE UNDERSIGNED HEREBY DECLARES THAT THE UNDERSIGNED IS NOT ACTING FOR THE ACCOUNT OR BENEFIT OF A PERSON FROM SUCH A JURISDICTION AND IS NOT IN, OR DELIVERING THIS NOTICE OF GUARANTEED DELIVERY FROM, SUCH A JURISDICTION.

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TO:              1172628 B.C. LTD., a wholly owned subsidiary of LUNDIN MINING CORPORATION

AND TO:    KINGSDALE ADVISORS

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Nevsun Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

NEVSUN SHARES (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in which Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s) or DRS Statement(s))	Number of Nevsun Shares Represented by Certificate(s) or DRS Statement(s)	Number of Nevsun Shares Deposited*

TOTAL:

SRP RIGHTS** (To be completed if necessary.)
Certificate Number(s) (if available)*	Name(s) in which Registered (please fill in exactly as name(s) appear(s)** on certificate(s))	Number of SRP Rights Represented by Certificate or DRS Statement**	Number of SRPRights Deposited***

TOTAL:

*

A certificate number does not need to be provided if the Nevsun Shares are represented by a DRS Statement. The Direct Registration System (DRS) is a system that allows shares to be held in book-entry form without having a physical share certificate issued as evidence of ownership. Instead, shares are held and registered electronically in the record systems of an issuer’s transfer agent, which can be confirmed in the DRS Statement.

**

Unless otherwise indicated, the total number of Nevsun Shares evidenced by all certificates or DRS Statements delivered with a Letter of Transmittal will be deemed to have been deposited. If Nevsun Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder.

***

The following procedures must be followed in order to effect the valid delivery of Rights Certificates: If the Separation Time does not occur prior to the Expiry Time, a deposit of Nevsun Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed by Nevsun to the Shareholders prior to the time that the undersigned’s Nevsun Shares are deposited pursuant to the Offer, in order for the Nevsun Shares to be validly deposited, Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited, in proper form for transfer, must be delivered with a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited Nevsun Shares and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Nevsun Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. In any case, a deposit of Nevsun Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights at least equal in number to the number of Nevsun Shares deposited pursuant to the Offer or, if available, a Book-Entry Confirmation, to the Depositary at its office in Toronto, Ontario, Canada as specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive, prior to taking-up the Nevsun Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights or, if available, a Book-Entry Confirmation at least equal in number to the Nevsun Shares deposited by the undersigned.

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SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Date

Shareholder Name	Signature of Shareholder

Address	Email Address

GUARANTEE OF DELIVERY (Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) or DRS Statement(s) representing the Nevsun Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and duly executed Letter of Transmittal with signature(s) guaranteed, if required, (or, in the case of a book-entry transfer of Nevsun Shares, a Book-Entry Confirmation with respect to all Common Shares deposited hereby and, in the case of DTC accounts, a properly completed and duly executed Letter of Transmittal with signature(s) guaranteed, if required, or an Agent’s Message in lieu of a Letter of Transmittal), and all other documents required by the Letter of Transmittal, (i) all prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time, or (ii) if the Separation Time has occurred but Rights Certificates have not been distributed to the Shareholder prior to the Expiry Time, prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Rights Certificates are distributed to Shareholders.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name and Title

Postal / Zip Code	email address

Area Code and Telephone Number	Date

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The Depositary for the Offer is:

KINGSDALE ADVISORS

By Mail	By Registered Mail, Hand or by Courier

KINGSDALE ADVISORS 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	KINGSDALE ADVISORS 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

Any questions or requests for assistance or additional copies of this Notice of Guaranteed Delivery and the Offer to Purchase and Circular may be directed by holders of Nevsun Shares to Kingsdale, the Depositary and Information Agent at their telephone number and location set out above. You may also contact your broker, dealer, commercial bank or trust company or other Intermediary for assistance concerning the Offer.

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PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1	Press release dated July 26, 2018

99.2	Advertisement dated July 26, 2018

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of filing this Schedule, the bidder shall file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Lundin Mining Corporation consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2018		LUNDIN MINING CORPORATION

	By:	/s/ Paul Conibear
Name: Paul Conibear
Title: President and Chief Executive Officer

By signing this Schedule, 1172628 B.C. LTD. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2018		1172628 B.C. LTD.

	By:	/s/ Marie Inkster
Name: Marie Inkster
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated July 26, 2018

99.2	Advertisement dated July 26, 2018